UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 18 August 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Media Release

Six months ended 30 June 2016

Unaudited Results



GOLD FIELDS

SALIENT FEATURES

> **US$992**
> per ounce
> **All-in-sustaining costs**

> **US$1,024**
> per ounce
> **All-in-costs**

> **1,044**
> million ounces
> **of attributable gold production**
> up 1% YoY

> **US$60 million**
> cash inflow
> **from operating activities***

Note: *Cash flow from operating activities less net capital expenditure, environmental payments and financing costs.

Exceeding targets

JOHANNESBURG. 18 August 2016

Gold Fields Limited (NYSE & JSE: GFI) today announced normalised earnings of US$103 million for the six months to June 2016 compared with normalised earnings of US$8 million for the six months to June 2015.

An interim dividend of 50 SA cents per share (gross) is payable on 12 September 2016.

Statement by Nick Holland,
Chief Executive Officer of Gold Fields

It is pleasing to report our H1 2016 results into a much more buoyant gold market compared with the start of the year. Following Brexit at the end of June, the gold price has increased almost US$100/oz and is approximately US$250/oz higher than our planning price for 2016. While we welcome the increase in the US$ gold price, we remain focused on delivering on our strategic objectives and have made good progress on a number of these during H1 2016.

Materially higher earnings and cash flow in H1 2016

Gold Fields had an operationally strong H1 2016, with attributable gold equivalent production for the Group of 1,044koz (H1 2015: 1,036koz), at all-in sustaining costs (AISC) of US$992/oz (H1 2015: US$1,083/oz) and all-in costs (AIC) of US$1,024/oz (H1 2015: US$1,108/oz).

In-line with the trading statement, published on 19 July, headline earnings for H1 2016 was US$124m or US$0.16/share, compared with US$5m or US$0.01/share reported for H1 2015. Normalised earnings for the period was US$103m or US$0.13/share compared with US$8m or US$0.01/share reported for H1 2015.

The increase in earnings was primarily driven by an increase in the US$ gold price (3% YoY) and good cost control which resulted in lower net operating costs in local currencies as well as the impact of converting these costs at weaker exchange rates. In H1 2016, the A$ was 5% weaker YoY and the rand was 29% weaker YoY, against the US$.

The Group generated net cash flow of US$60m for H1 2016, compared with US$1m in H1 2015, mainly due to the higher profit reported for the period and took into account US$22m spent on further drilling at Salares Norte.

We have declared an interim dividend of R0.50/share which is 12.5 times higher than the 2015 interim dividend of R0.04/share.

South Deep outperforming guidance

Production at South Deep increased by 87% to 4,356kg (140koz) from 2,332kg (75koz) in H1 2015 driven by increased volumes and grade. AIC in H1 2016 decreased 19% YoY to R622,453/kg (US$1,257/oz). Good progress was made on a number of important activities:

- Safety continues to be a priority at South Deep, with no fatalities reported in H1 2016 and the TRIFR improving 5% YoY to 2.89 in H1 2016 from 3.03 in H1 2015.
- Helped by the higher rand gold price and favourable working capital movements, the net cash outflow for the period was R50m compared with an outflow of R728m in H1 2015. Within this half year number, it is worth noting that the mine was cash positive in the June 2016 quarter.
- Development increased by 74% to 3,078 metres in H1 2016 from 1,773 metres in H1 2015.
- Destress mining increased by 46% to 19,845 square metres for the six months ended 30 June 2016 from 13,619 square metres for the six months ended 30 June 2015.

- The conversion from low profile to high profile destress mining yielded positive results. High profile destress mining contributed 53% to total destress mining for the period. Low profile destress mining was completed subsequent to quarter-end.
- Longhole stoping volumes increased by 120% to 301kt in H1 2016 from 137kt in H1 2015.
- Secondary support increased by 34% YoY in H1 2016 to 3,891 metres.
- Backfill placed was 47% higher YoY for the six months to June 2016 at 198m^3.
- As part of the fleet renewal strategy, 17 category 1 units were commissioned during H1 2016, with an additional 11 units to be commissioned during the remainder of 2016. In the past 18 months, we have commissioned 51 new category 1 units out of a total of 114 category 1 units.
- Most of the critical skill position identified at the start of 2015 have now been filled, with a limited number of specialist skill positions outstanding.

Australia

Gold production in the Australia region for H1 2016 was 2% lower YoY at 466koz due to lower production at all operations except Darlot, however all mines exceeded guidance. AIC for the region was only marginally higher in A$ terms at A$1,265/oz, but 6% lower YoY in US$ terms at US$928/oz due to the weakening of the A$ against the US$. AIC includes exploration expenditure (see below). Net cash flow from the region for H1 2016 was US$121m.

During H1 2016, A$52m of the exploration budget was spent, with 347,456 metres drilled during the period. There have been encouraging results at all operations including: extensions at Wallaby laterally and at depth; prospective results from drilling at Northern Fleet on Lake Carey at Granny Smith and Waroonga North at Agnew as well as extensions at Invincible and Invincible South and Retribution on the Eastern Causeway at St Ives. Darlot continues to find resources to incrementally extend its life, while exploration to find the 'game changer' continues. We anticipate replacing ounces mined into reserves at year-end.

West Africa

Attributable gold production from the West Africa region was 7% lower YoY in H1 2016 at 311koz, due to lower production at both Tarkwa and Damang. However, AIC for the region decreased 9% YoY to US$1,052/oz mainly as a result of lower net operating costs and lower capital expenditure, partially offset by lower gold sold. The region generated net cash flow of US$26m for the six months to June 2016.

As previously reported, the conclusion of a development agreement with the Government of Ghana was a key milestone during H1 2016 and provides the platform for targeting many years of sustainable production by Gold Fields in Ghana. The lower royalties will become effective in 2017.

We continue to evaluate a range of options for Damang, with additional work required following the conclusion of the Development Agreement. We expect to make a decision and provide an update to the market before year-end.

South America

Attributable equivalent gold production at Cerro Corona decreased by 15% YoY to 128koz, mainly due to lower gold head grades, as a result of planned sequencing at the mine, and the lower copper price. Consequently, AIC increased by 9% YoY to US$728 per equivalent ounce. Despite the lower production, the mine generated net cash flow of US$19m.

Approaching 1x net debt to EBITDA target

Net debt decreased to US$1,155m during H1 2016, from US$1,380m at end December 2015 following the bond buyback and subsequent equity raising undertaken in the period. The net debt to EBITDA ratio reduced to 1.05x at 30 June 2016, from 1.38x at end-December 2015 and positions the company well to meet its net debt to EBITDA target of 1.0x by year-end.

As previously reported in June, we have successfully refinanced our US$1,440m credit facilities due in November 2017. The new facilities amount to US$1,290m, with the interest rates being very similar to the previous facilities. The refinancing extends the maturity of our debt, with the first maturity now only in June 2019 (previously November 2017).

Improved FY16 production guidance

As a result of the better than expected performance at South Deep, we have increased the FY16 production guidance for the mine to 9,000kg (289koz) from 8,000kg (257koz). However, we have also increased the AIC guidance for the year to R595,000/kg (US$1,310/oz) from R575,000/kg (US$1,265/oz). The higher AIC relates to increased capital expenditure of R211m (US$15m) to R1,210m (US$86m) due to a change in strategy on housing (decision to build instead of rent) and the acquisition of additional new fleet. The remainder of the increase is due to higher working costs, which comprise higher bonuses due to higher gold production achieved relative to plan as well as the investment in additional resources in line with the strategy to sustainably improve all aspects of the operation.

For Tarkwa, we have increased the FY16 AIC guidance to US$980/oz from US$940/oz, mainly due to a US$38m increase in capital expenditure to US$166m. The mine took advantage of the higher gold price and the benefits from the Development Agreement to increase capital stripping in order to increase flexibility for 2017 and beyond.

Based on the outperformance of the Australian operations relative to plan in H1 2016, we have increased the FY16 production guidance for the region to 925koz from 905koz.

Consequently, FY16 production guidance for the Group has been increased to 2.10 – 2.15koz, from 2.05 – 2.10koz. AISC and AIC guidance for the year remains unchanged at US$1,000 – 1,010/oz and US$1,035 – 1,045/oz. Group capital expenditure has increased to US$655m, from U$602m. The cost guidance is based on unchanged exchange rate assumptions: US$0.73 = A$1.00 and R14.14 = US$1.00.

Stock data for the six months ended 30 June 2016

Number of shares in issue		NYSE – (GFI)	
– at 30 June 2016	820,548,799	Range – Six months	US$3.50 – US$4.91
– average for the six months	799,322,449	Average Volume – Six months	6,542,144 shares/day
Free Float	100 per cent	**JSE Limited – (GFI)**	
ADR Ratio	1:1	Range – Six months	ZAR43.50 – ZAR83.88
Bloomberg/Reuters	GFISJ/GFLJ.J	Average Volume – Six months	3,208,583 shares/day

Key Statistics		UNITED STATES DOLLARS				
		Quarter			Six months ended	
		June 2016	March 2016	June 2015	June 2016	June 2015
Gold produced*	000'oz	**529**	515	535	**1,044**	1,036
Tonnes milled/treated	000 tonnes	**8,372**	8,589	8,160	**16,961**	16,333
Revenue	US$/oz	**1,242**	1,192	1,174	**1,218**	1,186
US$/South African rand conversion rate	US$/R	**14.99**	15.79	12.06	**15.39**	11.89
US$/Australian dollar conversion rate	US$/A$	**0.75**	0.72	0.78	**0.74**	0.78
Operating costs	US$/tonne	**42**	40	44	**41**	44
All-in sustaining costs#	US$/oz	**1,023**	961	1,029	**992**	1,083
Total all-in cost#	US$/oz	**1,061**	986	1,059	**1,024**	1,108
Operating profit	US$m				639	522
EBITDA**	US$				579	477
Net profit/(loss)	US$m				115	(2)
Net profit	US c.p.s.				14	-
Headline earnings	US$m				124	5
Headline earnings	US c.p.s.				16	1
Normalised earnings	US$m				103	8
Normalised earnings	US c.p.s.				13	1
** Reconciliation between operating profit and EBITDA						
Operating profit	US$				639	522
Environmental rehabilitation interest	US$				5	6
Other (includes environmental rehabilitation interest)	US$				(24)	(19)
Exploration and project costs	US$				(41)	(33)
EBITDA	US$				579	477

* All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.

\# Refer to page 20 and 21.

All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).

Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 5 per cent of Group production.

Figures may not add as they are rounded independently.

Certain forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
- changes in assumptions underlying Gold Fields' mineral reserve estimates;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- the ability to achieve anticipated production cost estimates at existing operations as outlined in this report or as otherwise disclosed;
- the success of the Group's business strategy, development activities and other initiatives;
- the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
- decreases in the market price of gold or copper;
- the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field's operations;
- the occurrence of work stoppages related to health and safety incidents;
- loss of senior management or inability to hire or retain employees;
- fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
- the occurrence of labour disruptions and industrial actions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- supply chain shortages and increases in the prices of production imports;
- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
- the adequacy of the Group's insurance coverage;
- the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
- changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- fraud, bribery or corruption at Gold Field's operations that leads to censure, penalties or negative reputational impacts; and
- political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Results for the Group

SAFETY

The Group's fatality injury frequency rate improved from 0.08 for the six months ended 30 June 2015 to 0.00 for the six months ended 30 June 2016. The total recordable injury frequency rate (TRIFR)[1] for the Group improved by 35 per cent from 3.47 for the six months ended 30 June 2015 to 2.20 for the six months ended 30 June 2016.

[1] Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries[4]) x 1,000,000/number of man-hours worked.

[2] A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.

[3] A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.

[4] A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.

For the six months ended 30 June 2016 compared with the six months ended 30 June 2015

REVENUE

Attributable equivalent gold production increased marginally from 1,036,000 ounces for the six months ended 30 June 2015 to 1,044,000 ounces for the six months ended 30 June 2016. South Deep and Darlot produced more gold in the six months ended 30 June 2016.

Gold production at South Deep in South Africa, increased by 87 per cent from 2,332 kilograms (75,000 ounces) to 4,356 kilograms (140,000 ounces).

Attributable gold production at the West African operations decreased by 7 per cent from 335,200 for the six months ended 30 June 2015 to 310,900 ounces for the six months ended 30 June 2016 due to lower production at both Tarkwa and Damang. Attributable equivalent gold production at Cerro Corona in Peru decreased by 15 per cent from 149,400 ounces for the six months ended 30 June 2015 to 126,900 ounces for the six months ended 30 June 2016. Gold production at the Australian operations decreased by 2 per cent from 476,400 ounces for the six months ended 30 June 2015 to 466,100 ounces for the six months ended 30 June 2016 due to lower production at all the operations except Darlot.

At the South Africa region, production at South Deep increased by 87 per cent from 2,332 kilograms (75,000 ounces) for the six months ended 30 June 2015 to 4,356 kilograms (140,000 ounces) for the six months ended 30 June 2016 due to increased volumes and grades.

At the West Africa region, managed gold production at Tarkwa decreased by 6 per cent from 292,000 ounces for the six months ended 30 June 2015 to 273,500 ounces for the six months ended 30 June 2016 mainly due to lower tonnes mined and lower plant throughput at a lower yield. At Damang, managed gold production decreased by 11 per cent from 80,500 ounces for the six months ended 30 June 2015 to 71,900 ounces for the six months ended 30 June 2016 mainly due to lower tonnes mined and processed as well as lower yield.

At the South America region, total managed gold equivalent production at Cerro Corona decreased by 15 per cent from 150,200 ounces for the six months ended 30 June 2015 to 127,500 ounces for the six months ended 30 June 2016 mainly due to the lower

copper price relative to the gold price (price factor) and lower gold head grades, a function of planned changes in the mining sequence as the pit floor is lowered across the footprint.

At the Australia region, St Ives' gold production decreased by 6 per cent from 187,900 ounces for the six months ended 30 June 2015 to 175,900 ounces for the six months ended 30 June 2016 mainly due to decreased tonnes processed and lower grades. At Agnew/Lawlers, gold production decreased by 4 per cent from 113,400 ounces for the six months ended 30 June 2015 to 109,300 ounces for the six months ended 30 June 2016 mainly due to decreased tonnes mined and processed, partially offset by higher grades. At Darlot, gold production increased by 31 per cent from 28,500 ounces for the six months ended 30 June 2015 to 37,200 ounces for the six months ended 30 June 2016 mainly due to increased tonnes mined and processed as well as higher grades. At Granny Smith, gold production decreased by 2 per cent from 146,600 ounces for the six months ended 30 June 2015 to 143,700 ounces for the six months ended 30 June 2016 due to lower grades mined and processed.

The average US dollar gold price achieved by the Group increased by 3 per cent from US$1,186 per equivalent ounce for the six months ended 30 June 2015 to US$1,218 per equivalent ounce for the six months ended 30 June 2016. The average rand gold price increased by 31 per cent from R460,152 per kilogram to R601,187 per kilogram. The average Australian dollar gold price increased by 8 per cent from A$1,540 per ounce to A$1,657 per ounce. The average US dollar gold price for the Ghanaian operations increased by 1 per cent from US$1,207 per ounce for the six months ended 30 June 2015 to US$1,217 per ounce for the six months ended 30 June 2016. The average equivalent US dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 16 per cent from US$1,059 per equivalent ounce for the six months ended 30 June 2015 to US$1,227 per equivalent ounce for the six months ended 30 June 2016. The average US dollar/Rand exchange rate weakened by 29 per cent from R11.89 for the six months ended 30 June 2015 to R15.39 for the six months ended 30 June 2016. The average Australian/US dollar exchange rate weakened by 5 per cent from A$1.00 = US$0.78 to A$1.00 = US$0.74.

Revenue increased by 3 per cent from US$1,270 million for the six months ended 30 June 2015 to US$1,305 million for the six months ended 30 June 2016 mainly due to the higher gold price achieved.

OPERATING COSTS

Net operating costs decreased by 11 per cent from US$748 million for the six months ended 30 June 2015 to US$666 million for the six months ended 30 June 2016. The US$82 million lower net operating costs were due to lower mining costs of US$28 million in local currencies and the exchange rate effect of US$54 million on translation into US dollars. The gold-in-process credit to cost of US$25 million for the six months ended 30 June 2016 compared with a charge of US$34 million for the six months ended 30 June 2015. This change in gold-in-process was mainly at St Ives due to the processing of low grade stockpiles while the Invincible pit was being stripped in the six months to June 2015. Sufficient ore to fill the mill and to create stockpiles was mined in the six months ended June 2016.

At the South Africa region, net operating costs at South Deep increased by 46 per cent from R1,340 million (US$113 million) for the six months ended 30 June 2015 to R1,959 million (US$127 million) for the six months ended 30 June 2016 mainly due to higher production, annual salary increases and an increase in employees and contractors in line with the strategy to sustainably improve all aspects of the operation.

At the West Africa region, net operating costs decreased by 12 per cent from US$262 million for the six months ended 30 June 2015 to US$230 million for the six months ended 30 June 2016. This decrease in net operating costs was mainly due to lower production, continued business process re-engineering, as well as a build-up of inventory of US$8 million for the six months ended 30 June 2016 compared with a drawdown of US$2 million for the six months ended 30 June 2015.

At the South America region, net operating costs at Cerro Corona decreased by 11 per cent from US$71 million for the six months ended 30 June 2015 to US$63 million for the six months ended 30 June 2016 mainly due to a build-up of concentrate of US$6 million for the six months ended 30 June 2016 compared with US$nil million for the six months ended 30 June 2015.

At the Australia region, net operating costs decreased by 13 per cent from A$387 million (US$303 million) for the six months ended 30 June 2015 to A$337 million (US$247 million) for the six months ended 30 June 2016 mainly due to gold-in-process movements. At St Ives, the gold-in-process credit to cost of A$16 million (US$12 million) for the six months ended June 2016 compared with a charge of A$38 million (US$30 million) for the six months ended June 2015. In the six months ended June 2015, St Ives processed low grade stockpiles, whereas enough ore was mined to fill the mill and to create stockpiles in the six months ended June 2016. At Granny Smith, the gold-in-process credit to cost of A$2 million (US$1 million) for the six months ended June 2016 compared with a charge of A$6 million (US$5 million) for the six months ended June 2015. This A$8 million (US$6 million) change in gold-in-process was mainly due to timing of the campaign milling. At Agnew/Lawlers, a gold-in-process charge of A$4 million (US$3 million) for the six months ended 30 June 2016 compared with a credit to cost of A$1 million (US$1 million) for the six months ended 30 June 2015. At Darlot, a gold-in-process charge of A$1 million (US$nil million) for the six months ended 30 June 2016 compared with A$2 million (US$1 million) for the six months ended 30 June 2015.

OPERATING PROFIT

Operating profit for the Group increased by 22 per cent from US$522 million for the six months ended 30 June 2015 to US$639 million for the six months ended 30 June 2016 due to the increase in revenue and the decrease in net operating costs.

AMORTISATION

Amortisation for the Group increased by 6 per cent from US$283 million for the six months ended 30 June 2015 to US$300 million for the six months ended 30 June 2016. This increase of US$17 million was due to actual amortisation increases of US$34 million due to the change in estimate in the depreciation at Cerro Corona and in Australia mainly due to lower reserves at St Ives, partially offset by an exchange rate effect of US$17 million.

OTHER

Net interest expense for the Group decreased by 9 per cent from US$34 million for the six months ended 30 June 2015 to US$31 million for the six months ended 30 June 2016. Interest expense of US$41 million, partially offset by interest income of US$3 million and interest capitalised of US$7 million for the six months ended 30 June 2016 compared with interest expense of US$46 million, partially offset by interest income of US$3 million and interest capitalised of US$9 million for the six months ended 30 June 2015.

The share of equity accounted losses decreased by 50 per cent from US$4 million for the six months ended 30 June 2015 to US$2 million for the six months ended 30 June 2016 due to downscaling of activities at Far Southeast project (FSE) and mainly related to ongoing study and evaluation costs.

The gain on financial instruments of US$6 million for the six months ended 30 June 2016 was mainly due to the South Deep currency hedge of US$70 million at an average price of R16.8273 to the US$. This compared with a loss of US$1 million for the six months ended 30 June 2015 which related to the mark to market adjustment on the diesel hedges that the Australian operations entered into on 10 September 2014 and 26 November 2014. The diesel hedges came to an end on 30 June 2015.

Share-based payments for the Group was similar at US$6 million while long-term employee benefits increased from US$3 million to US$20 million. The two schemes combined were at US$26 million for the six months ended 30 June 2016 compared with US$9 million for the six months ended 30 June 2015 due to upward mark to market adjustments on the long-term employee incentive scheme.

Other costs for the Group increased from US$19 million to US$24 million, mainly due to the write-off of bank facility fees of US$5 million as a result of refinancing the off-shore credit facility.

EXPLORATION AND PROJECT COSTS

Exploration and project costs increased from US$33 million for the six months ended 30 June 2015 to US$41 million for the six months ended 30 June 2016 mainly due to increased expenditure of US$8 million at Salares Norte.

NON-RECURRING ITEMS

Non-recurring income of US$6 million for the six months ended 30 June 2016 compared with non-recurring expenses of US$11 million for the six months ended 30 June 2015. The non-recurring income for the six months ended 30 June 2016 included profit of US$18 million on the buy-back of the bond which was partially offset by retrenchment costs of US$10 million at Damang.

The non-recurring expenses for the six months ended 30 June 2015 included impairment of the Group's investment in Hummingbird (US$7 million) to its fair value and retrenchment costs of A$3 million (US$3 million) at St Ives.

ROYALTIES

Government royalties for the Group decreased from US$40 million for the six months ended 30 June 2015 to US$39 million for the six months ended 30 June 2016.

TAXATION

The taxation charge for the Group of US$68 million for the six months ended 30 June 2016 compared with US$87 million for the six months ended 30 June 2015. Normal taxation increased from US$64 million to US$83 million due to higher taxable income. The deferred tax credit of US$15 million for the six months ended 30 June 2016 compared with a charge of US$23 million for the six months ended 30 June 2015. The deferred tax credit for the six months ended 30 June 2016 arose mainly due to the strengthening of the Peruvian Nuevo Sol, as well as the change in the corporate tax rate from 35 per cent to 32.5 per cent in Ghana as a result of the conclusion of the Development Agreement in the March 2016 quarter.

The tax returns for Cerro Corona are filed in Peruvian Nuevo Sol (Soles) and the functional currency for accounting purposes is the US dollar. For accounting purposes the unredeemed capital allowance balance in respect of the operation must be converted from Soles to dollars at the closing rate at quarter end. Therefore, the US dollar equivalent of the unredeemed capital allowance balance fluctuates due to movements in the exchange rate between the Peruvian Nuevo Sol and the US dollar. This resulted in a change in the temporary taxation differences for non-monetary assets on translation. A deferred tax credit of US$5 million arose due to the strengthening of the exchange rate from 3.38 Nuevo Sol to 3.28 Nuevo Sol in the six months to June 2016, compared with a deferred tax charge of US$26 million which arose due to the weakening of the exchange rate from 2.84 Nuevo Sol to 3.17 Nuevo Sol in the six months ended June 2015. It has no cash effect.

EARNINGS

Net earnings attributable to owners of the parent of US$115 million or US$0.14 per share for the six months ended 30 June 2016 compared with net losses of US$2 million or US$0.00 per share for the six months ended 30 June 2015.

Headline earnings attributable to owners of the parent of US$124 million or US$0.16 per share for the six months ended 30 June 2016 compared with headline earnings of US$5 million or US$0.01 per share for the six months ended 30 June 2015.

Normalised earnings of US$103 million or US$0.13 per share for the six months ended 30 June 2016 compared with US$8 million or US$0.01 per share for the six months ended 30 June 2015.

CASH FLOW

Cash inflow from operating activities of US$384 million for the six months ended 30 June 2016 compared with US$342 million for the six months ended 30 June 2015. This increase was mainly due to an increase in operating profit of US$117 million and non-recurring income of US$6 million for the six months ended 30 June 2016 compared with non-recurring expense of US$11 million for the six months ended 30 June 2015, partially offset by an investment into working capital of US$13 million for the six months ended 30 June 2016 compared with a release of working capital of US$43 million for the six months ended 30 June 2015 as well as higher tax paid (US$127 million versus US$119 million).

Dividends paid of US$11 million for the six months ended 30 June 2016 compared with US$18 million for the six months ended 30 June 2015. Dividends paid to owners of the parent decreased from US$13 million for the six months ended 30 June 2015 to US$11 million for the six months ended 30 June 2016. Dividends paid to non-controlling interest holders of US$nil million for the six months ended 30 June 2016 compared with US$5 million 30 June 2015.

Cash outflow from investing activities decreased from US$340 million for the six months ended 30 June 2015 to US$321 million for the six months ended 30 June 2016 due to a decrease in capital expenditure from US$333 million for the six months ended 30 June 2015 to US$316 million for the six months ended 30 June 2016. This decrease of US$17 million related to a decrease of US$24 million due to currency changes, partially offset by actual increased capital expenditure of US$7 million in local currency. Environmental payments decreased from US$9 million for the six months ended June 2015 to US$8 million for the six months ended 30 June 2016.

Cash inflow from operating activities less net capital expenditure and environmental payments of US$60 million for the six months ended 30 June 2016 compared with US$1 million for the six months ended 30 June 2015 mainly due to higher profit and lower capital expenditure, partially offset by higher royalties and taxation paid and negative working capital adjustments. The US$60 million for the six months ended 30 June 2016 comprised: US$163 million net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$37 million of net interest paid, US$28 million for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the US$163 million above) and US$38 million on non-mine based costs of which US$29 million was due to working capital movements. The US$1 million for the six months ended 30 June 2015 comprised: US$70 million generated by the eight mining operations less US$39 million of interest paid (this excludes any interest paid by the mines), US$18 million for exploration (this excludes any mine based brownfields exploration which is included in the US$70 million above) and US$12 million on non-mine based costs.

In the South Africa region at South Deep, capital expenditure increased from R419 million (US$35 million) for the six months ended 30 June 2015 to R682 million (US$44 million) for the six months ended 30 June 2016 due to higher expenditure on fleet, the refurbishment of the man winder at Twin shaft and higher expenditure on new mine development.

At the West Africa region, capital expenditure decreased from US$141 million to US$102 million. At Tarkwa, capital expenditure decreased from US$133 million to US$91 million due to higher fleet expenditure for the six months to June 2015 related to timing of deliveries and orders. Capital expenditure for the six months to June 2016 was mainly incurred on pre-stripping. Capital expenditure at Damang increased from US$8 million to US$11 million mainly due to waste stripping at Amoanda pit.

In the South America region at Cerro Corona, capital expenditure decreased from US$19 million to US$14 million. The majority of the expenditure was on the construction of further raises to the tailings dam.

At the Australia region, capital expenditure increased from A$176 million (US$138 million) for the six months ended 30 June 2015 to A$214 million (US$157 million) for the six months ended 30 June 2016. At St Ives, capital expenditure increased from A$77 million (US$60 million) for the six months ended 30 June 2015 to A$94 million (US$69 million) for the six months ended 30 June 2016 due to increased pre-strip at Neptune, Invincible and A5. At Agnew/Lawlers, capital expenditure increased from A$44 million (US$34 million) to A$54 million (US$40 million) due to increased decline development. At Darlot, capital expenditure increased marginally from A$13 million (US$10 million) to A$14 million (US$10 million) and at Granny Smith, capital expenditure increased from A$43 million (US$34 million) for the six months ended 30 June 2015 to A$51 million (US$38 million) for the six months ended 30 June 2016 due to increased capital development, the new fresh air intake ventilation raise and the completion of the new gas fired power station.

Net cash inflow from financing activities of US$7 million for the six months ended 30 June 2016 compared with outflow from financing activities of US$18 million for the six months ended 30 June 2015. The inflow for the six months ended 30 June 2016 related to a drawdown of US$422 million and proceeds on the issue of shares of US$152 million, partially offset by the repayment of US$567 million on offshore and local loans. The outflow for the six months ended June 2015 related to a net repayment of loans.

The net cash inflow for the Group of US$59 million for the six months ended 30 June 2016 compared with an outflow of US$34 million for the six months ended 30 June 2015. After accounting for a positive translation adjustment of US$4 million on non-US dollar cash balances, the cash inflow for the six months ended 30 June 2016 was US$63 million. The cash balance was US$415 million at 30 June 2015 compared with US$503 million at 30 June 2016.

ALL-IN SUSTAINING AND TOTAL ALL-IN COST

The Group all-in sustaining costs decreased by 8 per cent from US$1,083 per ounce for the six months ended 30 June 2015 to US$992 per ounce for the six months ended 30 June 2016 mainly due to lower net operating costs and lower sustaining capital expenditure, partially offset by lower by-product credits and higher cash remuneration (long term employee benefits). Total all-in cost decreased by 8 per cent from US$1,108 per ounce for the six months ended 30 June 2015 to US$1,024 per ounce for the six months ended 30 June 2016 for the same reasons as all-in sustaining costs.

In the South Africa region, at South Deep, all-in sustaining costs decreased by 17 per cent from R731,017 per kilogram (US$1,912 per ounce) to R608,825 per kilogram (US$1,229 per ounce) mainly due to increased gold sold, partially offset by higher operating costs and higher sustaining capital expenditure. The total all-in cost decreased by 19 per cent from R772,702 per kilogram (US$2,020 per ounce) to R622,453 per kilogram (US$1,257 per ounce) due to the same reasons as for all-in sustaining costs as well as lower non-sustaining capital expenditure.

At the West Africa region, all-in sustaining costs and total all-in cost decreased by 9 per cent from US$1,156 per ounce for the six months ended 30 June 2015 to US$1,052 per ounce for the six months ended 30 June 2016 mainly due to lower net operating costs and lower capital expenditure, partially offset by lower gold sold.

At the South America region, all-in sustaining costs and total all-in cost increased by 16 per cent from US$423 per ounce to US$489 per ounce mainly due to lower gold sold and lower by-product credits, partially offset by lower net operating costs. All-in sustaining costs and total all-in cost per equivalent ounce increased by 9 per cent from US$666 per equivalent ounce to US$728 per equivalent ounce mainly due to the same reasons as above, other than lower by-product credits as well as lower equivalent ounces sold.

At the Australia region, all-in sustaining costs and total all-in cost increased marginally from A$1,263 per ounce (US$990 per ounce) for the six months ended 31 December 2015 to A$1,265 per ounce (US$928 per ounce) for the six months ended 30 June 2016 mainly due to higher capital expenditure and lower gold sold.

FREE CASH FLOW MARGIN.

The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.

The FCF for the Group for the six months ended June 2016 is calculated as follows:

	US$'m	US$/oz
Revenue*	1,247.8	1,225
Less: Cash outflow	(1,078.5)	1,059
AIC	(1,042.8)	(1,024)
Adjusted for		
Share-based payments (as non-cash)	5.6	5
Long-term employee benefits	20.1	20
Exploration, feasibility and evaluation costs outside of existing operations	28.0	28
Tax paid (excluding royalties which is included in AIC above)	(89.4)	(88)
Free cash flow**	169.3	166
FCF margin	14%	
Gold sold only – 000'ounces	1,018.4	

* Revenue from income statement at US$1,304.9 million less revenue from by-products in AIC at US$57.1 million equals US$1,247.8 million.

** Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 17 mainly due to working capital adjustments and non-recurring items included in statement of cash flows.

The FCF margin of 14 per cent for the six months ended 30 June 2016 at a gold price of US$1,218 per ounce compared with 4 per cent in the for the six months ended 30 June 2015 at a gold price of US$1,186 per ounce.

The higher FCF margin for the six months ended 30 June 2016 was mainly due to lower net operating costs, lower capital expenditure and the higher gold price received.

BALANCE SHEET

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) decreased from US$1,477 million for the six months ended 30 June 2015 to US$1,155 million for the six months ended 30 June 2016, a US$322 million decrease.

NET DEBT/EBITDA

The net debt/EBITDA ratio of 1.05 at 30 June 2016 compared with 1.38 at the end of the financial year ended 31 December 2015.

South Africa region

South Deep Project

		June 2016	June 2015
Six months ended			
Gold produced	000'oz	140.0	75.0
	kg	4,356	2,332
Yield – underground reef	g/t	5.77	4.70
AISC	R/kg	608,825	731,017
	US$/oz	1,229	1,912
AIC	R/kg	622,453	772,702
	US$/oz	1,257	2,020

Gold production increased by 87 per cent from 2,332 kilograms (75,000 ounces) for the six months ended 30 June 2015 to 4,356 kilograms (140,000 ounces) for the six months ended 30 June 2016 due to increased volumes and grades.

Underground tonnes milled increased by 52 per cent from 493,000 tonnes for the six months ended 30 June 2015 to 750,000 tonnes for the six months ended 30 June 2016. Total tonnes milled increased by 104 per cent from 0.56 million tonnes to 1.14 million tonnes. Total tonnes milled for the six months ended 30 June 2016 included 47,900 tonnes of underground waste mined and 346,300 tonnes of surface tailings material compared with 8,700 tonnes of underground waste mined and 58,300 tonnes of surface tailings material for the six months ended 30 June 2015. Underground reef yield increased by 23 per cent from 4.70 grams per tonne to 5.77 grams per tonne due to greater adherence to spatial mining plans along with improved processes in the entire mining value chain.

Development increased by 74 per cent from 1,773 metres for the six months ended 30 June 2015 to 3,078 metres for the six months ended 30 June 2016. New mine capital development (phase one, sub 95 level) increased by 524 per cent from 83 metres for the six months ended 30 June 2015 to 518 metres for the six months ended 30 June 2016. Development in the current mine areas in 95 level and above increased by 51 per cent from 1,690 metres to 2,560 metres. Destress mining increased by 46 per cent from 13,619 square metres for the six months ended 30 June 2015 to 19,845 square metres for the six months ended 30 June 2016. The destress conversion from low profile to high profile mining was completed subsequent to quarter-end. Longhole stoping volume mined increased by 120 per cent from 136,858 tonnes for the six months ended 30 June 2015 to 300,966 tonnes for the six months ended 30 June 2016. High profile destress mining started in June 2015 and improved significantly from 52 square metres for the six months ended 30 June 2015 to 10,599 square metres for the six months ended 30 June 2016 mainly due to the introduction of 3 new drill rigs, improved productivity and the continued roll-out of the method across the entire mine. The high profile and low profile methods contributed 53 per cent and 47 per cent, respectively, to total destress for the six months ended 30 June 2016.

The current mine (95 level and above) contributed 65 per cent of the ore tonnes for the six months ended 30 June 2016, while the new mine (below 95 level) contributed 35 per cent. The long-hole stoping method accounted for 42 per cent of total ore tonnes mined compared with 37 per cent for the six months ended 30 June 2015.

Net operating costs increased by 46 per cent from R1,340 million (US$113 million) for the six months ended 30 June 2015 to R1,959 million (US$127 million) for the six months ended 30 June 2016. The main contributing factor is the 52 per cent increase in tonnes mined, which resulted in higher bonuses paid, higher consumable spend and higher utility consumption. The increased costs were also due to annual salary increases and additional resources (employees and contractors) in line with the strategy to sustainably improve all aspects of the operation.

Operating profit of R668 million (US$43 million) for the six months ended 30 June 2016 compared with a loss of R267 million (US$22 million) for the six months ended 30 June 2015. This was mainly due to the 87 per cent (2,024 kilograms) increase in gold production together with a 31 per cent improvement in the rand gold price, partially offset by increased net operating costs.

Capital expenditure increased by 63 per cent from R419 million (US$35 million) for the six months ended 30 June 2015 to R682 million (US$44 million) for the six months ended 30 June 2016 as a result of higher spending on fleet and the refurbishment of the man winder at Twin shaft.

All-in sustaining costs decreased by 17 per cent from R731,017 per kilogram (US$1,912 per ounce) for the six months ended 30 June 2015 to R608,825 per kilogram (US$1,229 per ounce) for the six months ended 30 June 2016 mainly due to increased gold sold, partially offset by higher operating costs and higher sustaining capital expenditure.

Total all-in cost decreased by 19 per cent from R772,702 per kilogram (US$2,020 per ounce) for the six months ended 30 June 2015 to R622,453 per kilogram (US$1,257 per ounce) for the six months ended 30 June 2016 due to the same reasons as for all-in-sustainable costs as well as lower non-sustaining capital expenditure.

Sustaining capital expenditure increased from R322 million (US$27 million) for the six months ended 30 June 2015 to R623 million (US$40 million) for the six months ended 30 June 2016 due to additional fleet and the refurbishment of the twin shaft man winder. Non-sustaining capital expenditure decreased from R97 million (US$8 million) to R59 million (US$4 million).

The independent Geotechnical Review Board (GRB), a committee of local and international experts, will continue to peer review progress at South Deep to ensure exposure to relevant industry leading practices and world class geotechnical support in massive underground mining at depth.

West Africa region

GHANA

Tarkwa

Six months ended			
		June 2016	June 2015
Gold produced	000'oz	**273.5**	292.0
Yield – CIL plant	g/t	**1.25**	1.33
AISC and AIC	US$/oz	**993**	1,106

Gold production decreased by 6 per cent from 292,000 ounces for the six months ended 30 June 2015 to 273,500 ounces for the six months ended 30 June 2016 due to lower tonnes mined, lower plant throughput and lower grade.

Total tonnes mined, including capital stripping, decreased from 52.4 million tonnes for the six months ended 30 June 2015 to 51.3 million tonnes for the six months ended 30 June 2016. Ore tonnes mined decreased from 7.3 million tonnes to 6.5 million tonnes. Operational waste tonnes mined increased from 16.0 million tonnes to 16.9 million tonnes while capital waste tonnes mined decreased from 29.1 million tonnes to 27.6 million tonnes. Head grade mined increased from 1.43 grams per tonne to 1.44 grams per tonne. The strip ratio increased from 6.1 to 6.8.

The CIL plant throughput decreased from 6.81 million for the six months ended 30 June 2015 to 6.80 million tonnes for the six months ended 30 June 2016 due to unplanned downtime (both power and operational related). Realised yield from the CIL plant decreased from 1.33 grams per tonne to 1.25 grams per tonne due to lower head grades processed as a result of the blend between lower grade stockpiles, higher grade ore tonnes mined, related to timing differences between ore mined and ore feed to the plant.

Net operating costs, including gold-in-process movements, decreased by 7 per cent from US$168 million for the six months ended 30 June 2015 to US$156 million for the six months ended 30 June 2016 due to a net increase in gold-in-process and lower operating costs. The US$9 million build-up of stockpiles for the six months ended 30 June 2016 compared with a drawdown of US$nil million for the six months ended 30 June 2015.

Operating profit decreased from US$184 million for the six months ended 30 June 2015 to US$177 million for the six months ended 30 June 2016 as a result of the lower gold sales, partially offset by lower net operating costs.

Capital expenditure decreased by 32 per cent from US$133 million to US$91 million mainly due to the purchase of mining fleet for replacement in the six months ended June 2015. Mining fleet expenditure for the six months ended June 2015 was US$46 million compared with US$nil million for the six months ended June 2016.

All-in sustaining costs and total all-in cost decreased by 10 per cent from US$1,106 per ounce for the six months ended 30 June 2015 to US$993 per ounce for the six months ended 30 June 2016 due to lower net operating costs and lower capital expenditure.

Damang

Six months ended			
		June 2016	June 2015
Gold produced	000'oz	**71.9**	80.5
Yield	g/t	**1.11**	1.19
AISC and AIC	US$/oz	**1,260**	1,336

Gold production decreased by 11 per cent from 80,500 ounces for the six months ended 30 June 2015 to 71,900 ounces for the six months ended 30 June 2016 mainly due to lower tonnes mined and processed and lower yield.

Total tonnes mined, including capital stripping, decreased from 10.5 million tonnes for the six months ended 30 June 2015 to 9.8 million tonnes for the six months ended 30 June 2016 due to the late start of mining at the Amoanda pit as a result of delays in securing Environmental Protection Agency (EPA) permit.

Ore tonnes mined decreased from 2.3 million tonnes to 1.4 million tonnes. Operational waste tonnes mined decreased from 8.2 million tonnes to 5.0 million tonnes as a result of only mining operational waste tonnes for the six months ended June 2015, while both operational waste tonnes and capital waste tonnes were mined for the six months ended June 2016. Capital waste of 3.4 million tonnes was mined at Amoanda pit for the six months ended June 2016. The six months to June 2015 had no capital waste. Head grade mined increased from 1.25 grams per tonne to 1.42 grams per tonne. The strip ratio increased from 3.5 to 6.0 due to capital stripping at the Amoanda pit.

Yield decreased from 1.19 grams per tonne to 1.11 grams per tonne due to an increase in lower grade stockpiles treated. For the six months ended June 2015, 1.79 million tonnes of fresh ore and oxides were milled at an average grade of 1.31 grams per tonne and 0.33 million tonnes of stockpiles were milled at an average grade of 1.34 grams per tonne. This compared with 1.15 million tonnes of fresh ore and oxides milled at an average grade of 1.44 grams per tonne and 0.86 million tonnes of stockpiles milled at an average grade of 0.90 grams per tonne for the six months ended June 2016.

Tonnes processed decreased from 2.11 million tonnes for the six months ended 30 June 2015 to 2.01 million tonnes for the six months ended 30 June 2016 due to a tailings line blockage for 10 days.

Net operating costs, including gold-in-process movements, decreased by 21 per cent from US$94 million to US$74 million mainly due to lower mining and consumable costs in line with the lower production as well as lower payroll costs as a result of retrenchments for the six months ended June 2016.

Operating profit increased from US$4 million for the six months ended 30 June 2015 to US$13 million for the six months ended 30 June 2016 due to lower net operating costs and higher gold prices achieved, partially offset by lower gold sold.

Capital expenditure increased by 38 per cent from US$8 million to US$11 million with the majority spent on waste stripping at Amoanda pit.

All-in sustaining costs and total all-in cost decreased by 6 per cent from US$1,336 per ounce for the six months ended 30 June 2015 to US$1,260 per ounce for the six months ended 30 June 2016 due to lower operating costs, partially offset by lower gold sold.

South America region

PERU

Cerro Corona

Six months ended			
		June 2016	June 2015
Gold produced	000'oz	70.5	78.1
Copper produced	tonnes	14,693	14,566
Total equivalent gold produced	000'eq oz	127.5	150.2
Total equivalent gold sold	000'eq oz	120.1	147.2
Yield – gold	g/t	0.65	0.87
– copper	per cent	0.43	0.55
– combined	g/t	1.12	1.45
AISC and AIC	US$/oz	489	423
AISC and AIC *	US$/eq oz	728	666
Gold price**	US$/oz	1,209	1,206
Copper price**	US$/t	4,699	5,955

* Refer to page 20 and 22 for calculations.

** Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 10 per cent from 78,100 ounces for the six months ended 30 June 2015 to 70,500 ounces for the six months ended 30 June 2016. Copper production increased marginally from 14,566 tonnes to 14,693 tonnes. Equivalent gold production decreased by 15 per cent from 150,200 ounces to 127,500 ounces. The decrease in equivalent gold production was due to the lower copper price ratio as well as lower gold head grades treated. The lower head grades were in line with the mine sequencing and the planned production schedule for the six months ended 30 June 2016. Gold head grade decreased from 1.08 grams per tonne to 0.96 grams per tonne and copper head grade decreased from 0.53 per cent to 0.50 per cent. Gold recoveries decreased from 71.6 per cent to 67.4 per cent mainly due to mineralisation characteristics of the ore mined which is expected to dissipate by the end of the September quarter 2016 once this section of the orebody is mined. Copper recoveries increased from 86.4 per cent to 86.7 per cent. As a result, gold yield decreased from 0.87 grams per tonne to 0.65 grams per tonne and copper yield decreased from 0.55 per cent to 0.43 per cent. The decreases in grade is in line with the plan.

For the six months ended 30 June 2016, concentrate with a payable content of 66,847 ounces of gold was sold at an average price of US$1,220 per ounce and 13,877 tonnes of copper was sold at an average price of US$4,021 per tonne, net of treatment and refining charges. This compared with 76,720 ounces of gold that was sold at an average price of US$1,192 per ounce and 14,174 tonnes of copper that was sold at an average price of US$5,190 per tonne, net of treatment and refining charges, for the six months ended 30 June 2015. Total equivalent gold sales decreased by 18 per cent from 147,200 ounces for the six months ended 30 June 2015 to 120,100 ounces for the six months ended 30 June 2016 mainly due to lower volumes produced.

Total tonnes mined increased by 24 per cent from 6.12 million tonnes for the six months ended 30 June 2015 to 7.56 million tonnes for the six months ended 30 June 2016 in line with the mine sequencing. The higher tonnes mined was due to lower intensity of the rainy season. Ore mined increased by 6 per cent from 3.36 million tonnes to 3.56 million tonnes. Waste tonnes mined increased by 45 per cent from 2.76 million tonnes to 4.00 million tonnes. The strip ratio increased from 0.82 to 1.13 due to higher waste mined for the six months ended 30 June 2016. Waste mined was higher for the six months ended June 2016 mainly due to the prioritisation of ore mined for the six months ended June 2015 due to the rainy season and the mining sequence.

Ore processed increased by 9 per cent from 3.23 million tonnes for the six months ended 30 June 2015 to 3.53 million tonnes for the six months ended 30 June 2016 mainly due to record plant throughput (835 tonnes per hour vs 791 tonnes per hour) after the completion of the plant optimisation project.

Net operating costs, including gold-in-process movements, decreased by 11 per cent from US$71 million for the six months ended 30 June 2015 to US$63 million for the six months ended 30 June 2016. The lower cost was mainly due to a US$6 million build-up of concentrate inventory for the six months ended 30 June 2016 compared with US$nil million for the six months ended 30 June 2015.

Operating profit was similar at US$85 million.

Capital expenditure decreased by 26 per cent from US$19 million to US$14 million. The six months ended 30 June 2015 included construction of the new fuel station and the new camp.

All-in sustaining costs and total all-in cost increased by 16 per cent from US$423 per ounce for the six months ended 30 June 2015 to US$489 per ounce for the six months ended 30 June 2016. This was mainly due to lower gold sold and lower by-product credits, partially offset by lower net operating costs and lower capital expenditure. All-in sustaining costs and total all-in costs per equivalent ounce increased by 9 per cent from US$666 per equivalent ounce to US$728 per equivalent ounce mainly due to the same reasons as above and lower equivalent ounces sold.

Australia region

St Ives

Six months ended			
		June 2016	June 2015
Gold produced	000'oz	**175.9**	187.9
Yield – underground	g/t	**4.92**	4.45
– surface	g/t	**2.39**	1.80
– combined	g/t	**2.81**	2.84
AISC and AIC	A$/oz	**1,247**	1,375
	US$/oz	**915**	1,079

* Heap leach produced 400 ounces, rinsed from inventory (2,500 ounces was rinsed in the six months ended 30 June 2015).

Gold production decreased by 6 per cent from 187,900 ounces for the six months ended 30 June 2015 to 175,900 ounces for the six months ended 30 June 2016 due to the closure of the Cave Rocks and Athena underground mines and transition to a predominantly open pit operation.

Total tonnes mined increased by 113 per cent from 10.5 million tonnes for the six months ended 30 June 2015 to 22.4 million tonnes for the six months ended 30 June 2016. The additional tonnes mined are a result of the transition to a predominantly open pit operation.

At the underground operations, ore mined decreased by 53 per cent from 0.70 million tonnes for the six months ended 30 June 2015 to 0.33 million tonnes for the six months ended 30 June 2016 with the closure of the Cave Rocks and Athena underground mines. The grade mined increased by 19 per from 4.52 grams per tonne to 5.40 grams per tonne as a result of the closure of the lower grade Cave Rocks mine.

At the open pit operations, total ore tonnes mined increased by 213 per cent from 0.60 million tonnes for the six months ended 30 June 2015 to 1.88 million tonnes for the six months ended 30 June 2016 due to the ramp-up of Invincible pit. Grade mined increased by 11 per cent from 2.25 grams per tonne to 2.49 grams per tonne as the Invincible pit moved into a higher grade portion of the ore body.

Operational waste tonnes mined increased by 287 per cent from 1.20 million tonnes for the six months ended 30 June 2015 to 4.64 million tonnes for the six months ended 30 June 2016. Capital waste tonnes mined increased by 94 per cent from 8.0 million tonnes to 15.5 million tonnes. The strip ratio decreased from 15.5 to 10.7 as the Invincible Pit has moved from a predominately stripping to a production phase, partially offset by the stripping of the Neptune pit in the six months ended 30 June 2016. The increased tonnes reflect the increase in activity at the Invincible mine which is now in full production and the commencement of Stage 2 of the Neptune open pit giving St Ives two significant areas of open pit activity in 2016 and beyond. The strip ratio for Invincible pit decreased from 20.5 to 8.7, while the strip ratio for Neptune pit was 58.2 for the six months ended 30 June 2016. There was no mining activity at Neptune during the first half of 2015.

Throughput at the Lefroy mill decreased by 5 per cent from 2.05 million tonnes for the six months ended 30 June 2015 to 1.95 million tonnes for the six months ended 30 June 2016 due to low grade stockpiles used to supplement production for the six months ended June 2015. St Ives adopted a campaign milling strategy towards the end of the six months ended 30 June 2015. Yield decreased from 2.84 grams per tonne to 2.81 grams per tonne in line with less underground production, offset by no longer feeding low grade stockpiled material. Gold production from the Lefroy mill decreased from 185,400 ounces for the six months ended 30 June 2015 to

173,500 ounces for the six months ended 30 June 2016. In addition, 93,000 tonnes of toll treatment produced 2,000 ounces for the six months to June 2016.

Residual leaching and irrigation of the existing heap leach pad produced a further 400 ounces for the six months ended 30 June 2016. This compared with 2,500 ounces produced for the six months ended 30 June 2015. The residual leaching has now ceased being economic and the heap leach is being closed. Since cessation of stacking activities, a total of 24,800 ounces was produced.

Net operating costs, including gold-in-process movements decreased from A$164 million (US$129 million) for the six months ended 30 June 2015 to A$108 million (US$79 million) for the six months ended 30 June 2016. The significant cost reduction is the result of:

- the closure of the Cave Rocks and Athena underground mines;
- efficiencies in the open pits with the cost per tonne of material movement decreasing by 29 per cent on larger volumes and productivity improvements; and
- the benefits of enhanced open pit production resulting in a credit of A$16 million (US$12 million) due to a build-up of stockpiles compared with a cost of A$38 million (US$30 million) on drawdown of stockpiles in the six months ended 30 June 2015.

The benefits of the above cost reductions were partially offset by increased mining volumes.

Operating profit increased from A$125 million (US$98 million) for the six months ended 30 June 2015 to A$182 million (US$134 million) for the six months ended 30 June 2016 due to a higher Australian dollar gold price (A$1,651 per ounce vs A$1,542 per ounce) and significant net operating cost reductions, partially offset by lower production.

Capital expenditure increased by 22 per cent from A$77 million (US$60 million) for the six months ended 30 June 2015 to A$94 million (US$69 million) for the six months ended 30 June 2016 with an additional A$13 million (US$10 million) incurred on pre-stripping at Neptune and A5 pit.

All-in sustaining costs and total all-in cost decreased by 9 per cent from A$1,375 per ounce (US$1,079 per ounce) for the six months ended 30 June 2015 to A$1,247 per ounce (US$915 per ounce) for the six months ended 30 June 2016 due to the significant reduction in net operating costs, partially offset by lower production and higher capital expenditure.

Agnew/Lawlers

Six months ended			
		June 2016	June 2015
Gold produced	000'oz	**109.3**	113.4
Yield	g/t	**6.00**	5.64
AISC and AIC	A$/oz	**1,456**	1,277
	US$/oz	**1,068**	1,001

Gold production decreased by 4 per cent from 113,400 ounces for the six months ended 30 June 2015 to 109,300 ounces for the six months ended 30 June 2015 mainly due to a reduction in ore tonnes mined and processed, partially offset by higher grades.

Ore mined from underground decreased by 14 per cent from 622,000 tonnes for the six months ended 30 June 2015 to 532,000 tonnes for the six months ended 30 June 2016. Ore mined from New Holland decreased by 19 per cent from 345,000 tonnes to 278,000 tonnes, mainly due to the Genesis 500 Series North nearing

completion and the focus on developing the Cinderella ore body in the six months ended June 2016. Ore mined at Waroonga decreased by 8 per cent from 277,000 tonnes to 254,000 tonnes due to more difficult ground conditions encountered in the six months to June 2016. Head grade mined increased by 7 per cent from 6.02 grams per tonne to 6.44 grams per tonne mainly due to a larger concentration of ore sourced from the higher grade Kim ore body.

Tonnes processed decreased by 10 per cent from 625,700 tonnes for the six months ended 30 June 2015 to 566,200 tonnes for the six months ended 30 June 2016 due to lower tonnes available from the mines. The combined yield increased from 5.64 grams per tonne to 6.00 grams per tonne mainly due to higher grades mined.

Net operating costs, including gold-in-process movements, increased by 2 per cent from A$93 million (US$73 million) for the six months ended 30 June 2015 to A$95 million (US$70 million) for the six months ended 30 June 2016 due to a A$4 million (US$3 million) drawdown of inventory for the six months ended 30 June 2016 compared with a A$1 million (US$1 million) build-up of inventory for the six months ended 30 June 2015.

Operating profit increased from A$82 million (US$64 million) for the six months ended 30 June 2015 to A$84 million (US$61 million) for the six months ended 30 June 2016 due to the higher Australian dollar gold price (A$1,639 per ounce vs A$1,538 per ounce), partially offset by reduced production and higher net operating costs.

Capital expenditure increased by 23 per cent from A$44 million (US$34 million for the six months ended 30 June 2015 to A$54 million (US$40 million) for the six months ended 30 June 2016. The increase in capital expenditure was due to the decline development to the Cinderella ore body at New Holland, an exploration development drive towards Waroonga North at Waroonga mine and increased exploration expenditure across the lease.

All-in sustaining costs and total all-in cost increased by 14 per cent from A$1,277 per ounce (US$1,001 per ounce) for the six months ended 30 June 2015 to A$1,456 per ounce (US$1,068 per ounce) for the six months ended 30 June 2016 due to decreased gold sold, higher net operating costs and higher capital expenditure. All-in-sustaining costs are expected to decrease in the second half of 2016 as Cinderella moves into production and with the completion of the Waroonga North exploration development drive.

Darlot

		Six months ended	
		June 2016	June 2015
Gold produced	000'oz	**37.2**	28.5
Yield	g/t	**5.02**	4.14
AISC and AIC	A$/oz	**1,554**	1,786
	US$/oz	**1,139**	1,400

Gold production increased by 31 per cent from 28,500 ounces for the six months ended 30 June 2015 to 37,200 ounces for the six months ended 30 June 2016 due to increased tonnes and higher grade mined and processed from the Lords South Lower ore body.

Ore mined from underground increased by 5 per cent from 194,200 tonnes to 204,800 tonnes. Head grade mined increased by 18 per cent from 4.96 grams per tonne for the six months ended 30 June 2015 to 5.86 grams per tonne for the six months ended 30 June 2016. The increase in tonnes and grades was due to mining of higher grade remnant areas and extensions to the Lords South Lower ore body. A further 25,300 tonnes at 1.35 grams per tonne were sourced from a surface oxide trial during the six months ended June 2016 contributing approximately 1,000 ounces.

Tonnes processed increased by 7 per cent from 214,300 tonnes for the six months ended 30 June 2015 to 230,100 tonnes for the six months ended 30 June 2016. The yield increased from 4.14 grams per tonne to 5.02 grams per tonne due to higher grade ore mined, partially offset by the lower grade oxide trial.

Net operating costs, including gold-in-process movements, increased by 14 per cent from A$36 million (US$28 million) for the six months ended 30 June 2015 to A$41 million (US$30 million) for the six months ended 30 June 2016. The increase reflects increased volumes mined and processed as well as a A$1 million (US$nil million) build-up for the six months ended 30 June 2016 compared with A$2 million (US$2 million) for the six months ended 30 June 2015.

Operating profit increased from A$8 million (US$6 million) to A$21 million (US$15 million) due to the higher Australian dollar gold price (A$1,669 per ounce vs A$1,538 per ounce), partially offset by the higher net operating costs.

Capital expenditure increased by 8 per cent from A$13 million (US$10 million) to A$14 million (US$10 million). Capital expenditure in the six months ended 30 June 2016 was mainly incurred on exploration and the commencement of development to the Oval ore body. The Oval ore body is a recent discovery which is expected to provide the primary ore feed in 2017 and into 2018. The Oval ore body extends the life of mine allowing Darlot to maintain its strategy of self-funding exploration expenditure while it continues an aggressive exploration program to secure its future as a Gold Fields franchise asset.

All-in sustaining costs and total all-in cost decreased by 13 per cent from A$1,786 per ounce (US$1,400 per ounce) for the six months ended 30 June 2015 to A$1,554 per ounce (US$1,139 per ounce) for the six months ended 30 June 2016 due to higher gold sold, partially offset by higher net operating costs.

Granny Smith

		Six months ended	
		June 2016	June 2015
Gold produced	000'oz	**143.7**	146.6
Yield	g/t	**6.03**	6.23
AISC and AIC	A$/oz	**1,068**	1,008
	US$/oz	**783**	789

Gold production decreased by 2 per cent from 146,600 ounces for the six months ended 30 June 2015 to 143,700 ounces for the six months ended 30 June 2016 due to lower grades mined in line with the mining sequence and as planned, as well as an increase in stockpiled ore as a consequence of the campaign milling.

Ore mined from underground increased by 13 per cent from 677,000 tonnes to 763,000 tonnes. Head grade mined decreased by 4 per cent from 6.77 grams per tonne for the six months ended 30 June 2015 to 6.52 grams per tonne for the six months ended 30 June 2016 in line with the mining plan.

Tonnes processed increased by 1 per cent from 731,000 tonnes for the six months ended 30 June 2015 to 741,300 tonnes for the six months ended 30 June 2016. The yield decreased from 6.23 grams per tonne to 6.03 grams per tonne due to lower head grades. The mill is not operating at capacity and the timing of the milling campaign results in variances between tonnes mined and milled in any given period which also impacts yield variances between head grade and yield.

Net operating costs, including gold-in-process movements decreased by 2 per cent from A$94 million (US$73 million) to A$92 million (US$67 million). Mining costs increased on the additional volumes, but was more than offset by the net gold in process credit associated with the respective timing of the milling campaigns, referred to above. The gold-in-process credit to cost of A$2 million (US$1 million) for the six months ended June 2016 compared with a charge of A$6 million (US$5 million) for the six months ended June 2015. This A$8 million change in gold-in-process was mainly due to timing of the campaign milling.

Operating profit increased by 13 per cent from A$132 million (US$103 million) for the six months ended 30 June 2015 to A$149 million (US$109 million) for the six months ended 30 June 2016 due to the higher Australian gold price (A$1,674 per ounce vs A$1,539 per ounce).

Capital expenditure increased from A$43 million (US$34 million) for the six months ended 30 June 2015 to A$51 million (US$38 million) for the six months ended 30 June 2016. The majority of the expenditure related to capital development, exploration and the establishment of the fresh air intake ventilation raise. The mine moved from diesel power to gas fired power in May 2016 with the completion of construction and the commissioning of the new power station. The new power station is expected to provide savings in power costs, lower maintenance costs and the risk of power interruptions. It is also expected to reduce carbon emissions.

All-in sustaining costs and total all-in cost increased by 6 per cent from A$1,008 per ounce (US$789 per ounce) for the six months ended 30 June 2015 to A$1,068 per ounce (US$783 per ounce) for the six months ended 30 June 2016 mainly due to lower gold sold, higher capital expenditure, partially offset by the lower net operating costs.

Corporate

GOLD FIELDS APPOINTS FOUR NEW NON-EXECUTIVE DIRECTORS TO THE BOARD

Gold Fields has announcement the appointments of four new independent non-executive directors to its Board of Directors. Impala Platinum CEO Terence Goodlace joined the Board as a director on 1 July 2016, while Alhassan Andani, the Chief Executive and Executive Director of Stanbic Bank Ghana, joined on 1 August 2016. Former KPMG Africa Chair, Yunus Suleman and Peter Bacchus, the Global Head of Mining and Metals and Joint Head of European Investment Banking at Investment Bank Jefferies, based in London, will join the Board on 1 September 2016.

Gold Fields Chairperson Cheryl Carolus said the four new directors will ensure continuity of the skills set of the Board as a number of the current directors were approaching retirement age over the next two years. Former director David Murray stepped down from the Board on 1 June 2016.

"The new directors provide the technical, financial, commercial and global mining experience necessary to help Gold Fields maintain and further strengthen its position as a global leader in sustainable gold mining," Ms Carolus said.

CREDIT FACILITIES SUCCESSFULLY REFINANCED

Gold Fields successfully refinanced its US$1,440 million credit facilities due in November 2017. The new facilities amount to US$1,290 million and comprise three tranches:
- US$380 million: 3 year term loan – margin 250 basis points (bps) over Libor;
- US$360 million: 3 year revolving credit facility (RCF) (with an option to extend to up to 5 years) – margin 220bps over Libor; and
- US$550 million: 5 year RCF – margin 245bps over Libor.

The new facilities were concluded with a syndicate of 15 banks. On average, the interest rate on the new facilities is similar to the interest rate on the existing facilities. A total of US$645 million was drawn down from the new facilities on 13 June 2016 to repay the group's existing US$ facilities, with US$645 million remaining unutilised. The refinancing is a key milestone in Gold Fields' balance sheet management and increases the maturity of its debt, with the first maturity now only in June 2019 (previously November 2017).

CASH DIVIDEND

In line with the company's dividend policy to pay out a dividend of between 25 and 35 per cent of its earnings, the Board has approved and declared an interim dividend number 84 of 50 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2016. This translates to 26 per cent of normalised earnings. The interim dividend will be subject to the Dividend Withholding Tax of 15 per cent. In accordance with paragraphs 11.17(a)(i) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local dividends withholding tax rate is 15 per cent (fifteen per centum);
- The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from dividends tax;
- The Dividend Withholding Tax of 15 per cent (fifteen per centum) will be applicable to this dividend;
- The net local dividend amount is 42.500 SA cents per ordinary share for shareholders liable to pay the dividends tax;
- Gold Fields currently has 821,532,707 ordinary shares in issue (included in this number are 856,330 treasury shares); and
- Gold Fields' income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:

Interim dividend number 84: 50 SA cents per share
Last date to trade cum-dividend: Tuesday 6 September 2016
Sterling and US dollar conversion date: Wednesday 7 September 2016
Shares commence trading ex-dividend: Wednesday 7 September 2016
Record date: Friday 9 September 2016
Payment of dividend: Monday 12 September 2016

Share certificates may not be dematerialised or rematerialised between Wednesday, 7 September 2016 and Friday, 9 September 2016, both dates inclusive.

Outlook for 2016

As a result of the better than expected performance at South Deep, we have increased the 2016 production guidance for the mine to 9,000 kilograms (289,000 ounces) from 8,000 kilograms (257,000 ounces). However, we have also increased the AIC guidance for the year to R595,000 per kilogram (US$1,310 per ounce) from R575,000 per kilogram (US$1,265 per ounce). The higher AIC relates to increased capital expenditure of R211 million (US$15 million) to R1,210 million (US$86 million) due to a change in strategy on housing (decision to build instead of rent) and the acquisition of additional new fleet. The remainder of the increase is due to higher working costs, which comprise higher bonuses due to higher gold production achieved relative to plan as well as the investment in additional resources in line with the strategy to sustainably improve all aspects of the operation.

For Tarkwa, we have increased the 2016 AIC guidance to US$980 per ounce from US$940 per ounce, mainly due to a US$38 million increase in capital expenditure to US$166 million. The mine took advantage of the higher gold price and the benefits from the

Development Agreement to increase capital stripping in order to increase flexibility for 2017 and beyond.

Based on the outperformance of the Australian operations relative to plan in the first half of 2016, we have increased the 2016 production guidance for the region to 925,000 ounces from 905,000 ounces.

Consequently, 2016 production guidance for the Group has been increased to 2.10 million ounces to 2.15 million ounces, from 2.05 million ounces to 2.10 million ounces. AISC and AIC guidance for the year remains unchanged at US$1,000 per ounce to US$1,010 per ounce and US$1,035 per ounce to US$1,045 per ounce. AIC includes US$50 million for Salares Norte. Group capital expenditure has increased to US$655 million, from U$602 million. The cost guidance is based on unchanged exchange rate assumptions: US$0.73 = A$1.00 and R14.14 = US$1.00.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on page 3.

BASIS OF ACCOUNTING

The unaudited condensed consolidated six monthly financial statements are prepared in accordance with International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

The accounting policies applied in the preparation of these six monthly financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements.

CERTIFICATION JUDGEMENT

As previously indicated, the Respondents in the Certification Application, including Gold Fields, all opposed the certification application, which was heard by the Gauteng Local Division of the High Court from 12 to 23 October 2015.

On 13 May 2016, the High Court ordered, amongst other things: (1) the certification of two classes: (a) a silicosis class comprising current and former mine workers who have contracted silicosis and the dependents of mine workers who have died of silicosis; and (b) a tuberculosis class comprising current and former mine workers who have worked on the mines for a period of not less than two years and who have contracted pulmonary tuberculosis and the dependents of deceased mine workers who died of pulmonary tuberculosis; and (2) that the common law be developed to provide that, where a claimant commences suing for general damages and subsequently dies before close of pleadings, the claim for general damages will transmit to the estate of the deceased claimant.

The progression of the classes certified will be done in two phases: (i) a determination of common issues, on an opt out basis, and (ii) the hearing and determination of individualized issues, on an opt in basis. In addition, costs were awarded in favour of the Claimants. The High Court ruling did not represent a ruling on the merits of the cases brought by the Claimants. The amount of damages has not yet been quantified for any of the claimants in the Consolidated Class Application or for any other members of the classes.

Gold Fields and the other Respondents believe that the judgment addressed a number of highly complex and important issues, including a far reaching amendment of the common law, that have not previously been considered by other courts in South Africa. The High Court itself found that the scope and magnitude of the proposed claims is unprecedented in South Africa and that the class action would address novel and complex issues of fact and law. The companies applied for leave to appeal against the judgement because they believed that the court's ruling on some of these issues is incorrect and that another court may come to a different decision.

On 24 June 2016, the High Court granted the mining companies leave to appeal against the finding amending the common law in respect of the transmissibility of general damages claims. It refused leave to appeal on the certification of silicosis and tuberculosis classes.

On 15 July, the Gold Fields and the other Respondents each filed petitions to the Supreme Court of Appeal for leave to appeal against the certification of the two separate classes for silicosis and tuberculosis. In an attempt to shorten any delay due to an appeal process, it is permissible to request that the appeals be dealt with on an expedited basis. The companies intend to do this, should leave to appeal be granted by the Supreme Court of Appeal.

GOLD WORKING GROUP

The Occupational Lung Disease Working Group, made up of African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye Gold, remains of the view that achieving a mutually acceptable comprehensive settlement which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation. Notwithstanding that the companies deny liability for the claims, the Working Group will continue with its efforts – which have been ongoing for more than a year – to find common ground with stakeholders, including the claimants' legal representatives.

N.J. Holland
Chief Executive Officer
18 August 2016

The financial statements are presented on a condensed consolidated basis

Income statement

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS	
	Six months ended	
	June 2016	June 2015
Revenue	1,304.9	1,270.2
Operating costs, net	(666.3)	(748.2)
– Operating costs	(691.4)	(714.1)
– Gold inventory change	25.1	(34.1)
Operating profit	638.6	522.0
Amortisation and depreciation	(299.6)	(282.5)
Net operating profit	339.0	239.5
Net interest expense	(30.6)	(34.3)
Share of equity accounted earnings after taxation	(1.6)	(4.0)
(Loss)/gain on foreign exchange	(0.1)	0.1
Gain/(loss) on financial instruments	5.5	(0.8)
Share-based payments	(5.6)	(6.1)
Long-term employee benefits	(20.1)	(3.4)
Other	(24.0)	(18.7)
Exploration and project costs	(41.0)	(32.7)
Profit before royalties, taxation and non-recurring items	221.5	139.6
Non-recurring items	6.3	(11.1)
Profit before royalties and taxation	227.8	128.5
Royalties	(38.5)	(39.5)
Profit before taxation	189.3	89.0
Mining and income taxation	(68.1)	(86.8)
– Normal taxation	(82.8)	(63.7)
– Deferred taxation	14.7	(23.1)
Net profit	121.2	2.2
Attributable to:		
– Owners of the parent	115.3	(2.2)
– Non-controlling interest	5.9	4.4
Non-recurring items:		
Profit on sale of investments	1.9	-
(Loss)/profit on sale of assets	(0.3)	1.8
Restructuring costs	(10.5)	(4.5)
Impairment of investments and assets	(0.2)	(8.4)
Other	15.4	-
Total non-recurring items	6.3	(11.1)
Taxation on items above	0.8	0.9
Net non-recurring items after tax	7.1	(10.2)
Net earnings/(loss)	115.3	(2.2)
Net earnings per share (cents)	14	-
Diluted earnings per share (cents)	14	-
Headline earnings	123.9	5.1
Headline earnings per share (cents)	16	1
Diluted headline earnings per share (cents)	15	1
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation	103.3	8.2
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents)	13	1
US dollar/South African rand conversion rate	15.39	11.89
US dollar/Australian dollar conversion rate	0.74	0.78
Gold equivalent sold – managed eq oz (000)	1,072	1,071
Gold equivalent price received US$/eq oz	1,218	1,186

Figures may not add as they are rounded independently.

The consolidated financial statements for the six months ended 30 June 2016 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Statement of comprehensive income

Figures are in millions unless otherwise stated

| | UNITED STATES DOLLARS | |
| | Six months ended | |
	June 2016	June 2015
Net profit	**121.2**	2.2
Other comprehensive income/(loss), net of tax	**7.4**	(156.9)
Marked to market valuation of listed investments	**3.0**	-
Currency translation adjustments	**4.4**	(156.9)
Total comprehensive income/(loss)	**128.6**	(154.7)
Attributable to:		
– Owners of the parent	**122.7**	(159.0)
– Non-controlling interest	**5.9**	4.3
	128.6	(154.7)

Statement of financial position

Figures are in millions unless otherwise stated

| | UNITED STATES DOLLARS | |
	June 2016	Dec 2015
Property, plant and equipment	**4,343.8**	4,312.4
Goodwill	**294.1**	295.3
Non-current assets	**172.6**	167.8
Investments	**142.0**	140.0
Deferred taxation	**47.1**	54.1
Current assets	**991.3**	908.1
– Other current assets	**486.9**	467.1
– Cash and deposits	**503.4**	440.0
– Assets held for sale	**1.0**	1.0
Total assets	**5,990.9**	5,877.7
Shareholders' equity	**3,043.2**	2,768.0
Deferred taxation	**467.4**	487.3
Long-term loans	**1,637.5**	1,803.6
Environmental rehabilitation provisions	**280.3**	275.4
Long-term employee benefits	**33.1**	12.6
Other long-term provisions	**8.1**	8.7
Current liabilities	**521.3**	522.1
– Other current liabilities	**500.0**	505.4
– Current portion of long-term loans	**21.3**	16.7
Total equity and liabilities	**5,990.9**	5,877.7
US dollar/South African rand conversion rate	**15.16**	15.10
US dollar/Australian dollar conversion rate	**0.74**	0.73
Net debt	**1,155.4**	1,380.3

Hedging/Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

South Africa Derivative Instrument*

On 25 February 2016, USD/ZAR forward exchange contracts (FEC's) were entered into for a total delivery of US$69.8 million starting July 2016 until December 2016. The average forward rate achieved over the 6 month period is R16.8273, based off an average spot rate of R16.0748.

At the reporting date, the marked-to-market value on the outstanding FEC is positive US$5.6 million.

* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Statement of changes in equity

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS				
	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2015	**3,471.0**	**(2,262.2)**	**1,447.4**	**111.9**	**2,768.0**
Total comprehensive income	-	7.4	115.3	5.9	**128.6**
Profit for the period	-	-	115.3	5.9	**121.2**
Other comprehensive income	-	7.4	-	-	**7.4**
Dividends declared	-	-	(10.6)	-	**(10.6)**
Share-based payments	-	5.6	-	-	**5.6**
Share issue	151.5	-	-	-	**151.5**
Balance as at 30 June 2016	**3,622.5**	**(2,249.2)**	**1,552.1**	**117.9**	**3,043.2**

	UNITED STATES DOLLARS				
	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2014	**3,470.8**	**(1,636.5)**	**1,704.6**	**124.5**	**3,663.3**
Total comprehensive (loss)/income	-	(156.8)	(2.2)	4.3	**(154.7)**
(Loss)/profit for the period	-	-	(2.2)	4.4	**(2.2)**
Other comprehensive loss	-	(156.8)	-	(0.1)	**(156.9)**
Dividends declared	-	-	(12.8)	(4.6)	**(17.4)**
Share-based payments	-	6.1	-	-	**6.1**
Exercise of employee share options	0.1	-	-	-	**0.1**
Balance as at 30 June 2015	**3,470.9**	**(1,787.2)**	**1,689.6**	**124.2**	**3,497.4**

Debt maturity ladder

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS			
	31 Dec 2016	31 Dec 2017	1 Jan 2018 to 31 Dec 2021	Total
Uncommitted loan facilities				
US dollar million	-	-	-	**-**
Rand million	1,650.0	-	-	**1,650.0**
Rand debt translated to dollar	108.8	-	-	**108.8**
Total (US$'m)	**108.8**	**-**	**-**	**108.8**
Committed loan facilities				
US dollar million	-	220.0	2,283.3	**2,503.3**
Rand million	500.0	-	1,500.0	**2,000.0**
Rand debt translated to dollar	33.0	-	98.9	**131.9**
Total (US$'m)	**33.0**	**220.0**	**2,382.2**	**2,635.2**
Total (US$'m) – Uncommitted and committed loan facilities	**141.8**	**220.0**	**2,382.2**	**2,744.0**
Utilisation – Uncommitted loan facilities				
Rand million	323.0	-	-	**323.0**
US dollar million	-	-	-	**-**
Rand debt translated to dollar	21.3	-	-	**21.3**
Total (US$'m)	**21.3**	**-**	**-**	**21.3**
Utilisation – Committed loan facilities (including US$ bond)				
US dollar million	-	127.0	1,490.7	**1,617.7**
Rand million	-	-	300.0	**300.0**
Rand debt translated to dollar	-	-	19.8	**19.8**
Total (US$'m)	**-**	**127.0**	**1,510.5**	**1,637.5**
Total (US$'m) – Utilisation – Uncommitted and committed loan facilities	**21.3**	**127.0**	**1,510.5**	**1,658.8**

Exchange rate: US$1 = R15.16 being the closing rate for six months ended June 2016.

Statement of cash flows

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS	
	Six months ended	
	June 2016	June 2015
Cash flows from operating activities	**383.9**	341.5
Profit before royalties, tax and non-recurring items	**221.5**	139.6
Non-recurring items	**6.3**	(11.1)
Amortisation and depreciation	**299.6**	282.5
South Deep BEE dividend	**(1.3)**	(1.7)
Change in working capital	**(12.7)**	43.4
Royalties and taxation paid	**(126.5)**	(118.5)
Other non-cash items	**(3.0)**	7.3
Dividends paid	**(10.6)**	(17.5)
Owners of the parent	**(10.6)**	(12.8)
Non-controlling interest holders	**-**	(4.7)
Cash flows from investing activities	**(320.8)**	(340.1)
Capital expenditure – additions	**(316.4)**	(333.1)
Capital expenditure – proceeds on disposal	**1.2**	2.4
Proceeds on disposal of investments	**2.7**	-
Environmental payments	**(8.3)**	(9.4)
Cash flows from financing activities	**6.5**	(18.0)
Loans received	**421.6**	346.2
Loans repaid	**(566.6)**	(364.2)
Proceeds on issue of shares	**151.5**	-
Net cash inflow/(outflow)	**59.0**	(34.1)
Translation adjustment	**4.4**	(8.8)
Cash at beginning of period	**440.0**	458.0
Cash at end of period	**503.4**	415.1
Cash flow from operating activities less net capital expenditure and environmental payments	**60.4**	1.4

Reconciliation of headline earnings with net earnings

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS	
	Six months ended	
	June 2016	June 2015
Net earnings/(loss)	**115.3**	(2.2)
Profit on sale of investments	**(1.9)**	-
Loss/(profit) on sale of assets	**0.3**	(1.8)
Taxation effect on sale of assets	**(0.1)**	0.7
Impairment of investments and assets and other	**14.7**	8.4
Taxation on impairment of investments and assets	**(4.4)**	-
Headline earnings	**123.9**	5.1
Headline earnings per share – cents	**16**	1

Based on headline earnings as given above divided by 799,322,449 (June 2015 – 773,617,220) being the weighted average number of ordinary shares in issue.

Segmental operating and financial results

		Total Mine Operations	South Africa Region	West Africa Region			South America Region
				Ghana			Peru
UNITED STATES DOLLARS			South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating Results							
Ore milled/treated (000 tonnes)	**Six months to June 2016**	**16,961**	**1,144**	**8,807**	**6,797**	**2,010**	**3,526**
	Six months to Dec 2015	16,680	936	8,899	6,714	2,185	3,480
	Six months to June 2015	16,333	560	8,916	6,806	2,110	3,230
Yield (grams per tonne)	**Six months to June 2016**	**2.0**	**4.0**	**1.2**	**1.3**	**1.1**	**1.1**
	Six months to Dec 2015	2.2	4.1	1.3	1.4	1.2	1.3
	Six months to June 2015	2.0	4.2	1.3	1.3	1.2	1.4
Gold produced (000 managed equivalent ounces)	**Six months to June 2016**	**1,079.1**	**140.0**	**345.5**	**273.5**	**71.9**	**127.5**
	Six months to Dec 2015	1,161.6	123.1	381.4	294.1	87.3	145.4
	Six months to June 2015	1,074.0	75.0	372.5	292.0	80.5	150.2
Gold sold (000 managed equivalent ounces)	**Six months to June 2016**	**1,071.7**	**140.0**	**345.5**	**273.5**	**71.9**	**120.1**
	Six months to Dec 2015	1,162.3	123.1	381.4	294.1	87.3	146.1
	Six months to June 2015	1,071.0	75.0	372.5	292.0	80.5	147.2
Gold price received (dollar per equivalent ounce)	**Six months to June 2016**	**1,218**	**1,219**	**1,217**	**1,219**	**1,211**	**1,227**
	Six months to Dec 2015	1,097	1,154	1,117	1,117	1,117	932
	Six months to June 2015	1,186	1,204	1,207	1,207	1,208	1,059
Operating costs (dollar per tonne)	**Six months to June 2016**	**41**	**111**	**27**	**24**	**36**	**19**
	Six months to Dec 2015	43	132	29	25	42	21
	Six months to June 2015	44	201	29	25	44	22
All-in-sustaining costs (dollar per ounce)	**Six months to June 2016**	**983**	**1,229**	**1,052**	**993**	**1,260**	**489**
	Six months to Dec 2015	931	1,233	944	834	1,314	994
	Six months to June 2015	1,078	1,912	1,156	1,106	1,336	423
Total all-in-cost (dollar per ounce)	**Six months to June 2016**	**987**	**1,257**	**1,052**	**993**	**1,260**	**489**
	Six months to Dec 2015	936	1,279	944	834	1,314	994
	Six months to June 2015	1,086	2,020	1,156	1,106	1,336	423
Financial Results ($ million)							
Revenue	**Six months to June 2016**	**1,304.9**	**170.7**	**420.5**	**333.5**	**87.0**	**147.4**
	Six months to Dec 2015	1,275.2	142.1	426.0	328.5	97.6	136.2
	Six months to June 2015	1,270.2	90.3	449.6	352.4	97.2	156.0
Net operating costs	**Six months to June 2016**	**(666.6)**	**(127.3)**	**(230.0)**	**(156.3)**	**(73.7)**	**(62.5)**
	Six months to Dec 2015	(708.7)	(124.0)	(251.5)	(158.7)	(92.8)	(73.8)
	Six months to June 2015	(748.2)	(112.7)	(261.8)	(168.2)	(93.6)	(71.0)
– Operating costs	**Six months to June 2016**	**(691.7)**	**(127.3)**	**(238.1)**	**(165.1)**	**(73.0)**	**(68.3)**
	Six months to Dec 2015	(717.9)	(124.0)	(258.3)	(166.4)	(92.0)	(73.1)
	Six months to June 2015	(714.1)	(112.7)	(260.2)	(167.8)	(92.4)	(70.7)
– Gold inventory change	**Six months to June 2016**	**25.1**	**-**	**8.2**	**8.9**	**(0.7)**	**5.8**
	Six months to Dec 2015	9.3	-	6.8	7.7	(0.9)	(0.7)
	Six months to June 2015	(34.1)	-	(1.7)	(0.4)	(1.2)	(0.3)
Operating profit/(loss)	**Six months to June 2016**	**638.3**	**43.4**	**190.5**	**177.2**	**13.3**	**84.9**
	Six months to Dec 2015	566.6	18.1	174.5	169.8	4.8	62.4
	Six months to June 2015	522.0	(22.4)	187.8	184.2	3.6	85.0
Amortisation of mining assets	**Six months to June 2016**	**(295.6)**	**(31.2)**	**(86.8)**	**(81.7)**	**(5.1)**	**(59.0)**
	Six months to Dec 2015	(326.7)	(36.0)	(101.8)	(87.4)	(14.4)	(56.8)
	Six months to June 2015	(281.9)	(31.9)	(86.9)	(74.9)	(12.0)	(43.4)
Net operating profit/(loss)	**Six months to June 2016**	**342.7**	**12.2**	**103.7**	**95.5**	**8.2**	**25.8**
	Six months to Dec 2015	239.9	(17.9)	72.8	82.4	(9.6)	5.7
	Six months to June 2015	240.2	(54.3)	100.9	109.3	(8.4)	41.7
Other expenses	**Six months to June 2016**	**(48.3)**	**(0.2)**	**(11.3)**	**(8.3)**	**(3.0)**	**(13.3)**
	Six months to Dec 2015	(36.0)	(3.1)	(2.1)	(0.1)	(2.0)	(10.0)
	Six months to June 2015	(46.7)	(6.4)	(9.5)	(6.8)	(2.7)	(7.0)
Profit/(loss) before royalties and taxation	**Six months to June 2016**	**294.4**	**12.0**	**92.4**	**87.2**	**5.2**	**12.6**
	Six months to Dec 2015	212.4	(47.2)	86.1	101.2	(15.0)	38.8
	Six months to June 2015	193.4	(60.7)	91.3	102.5	(11.2)	34.6
Royalties, mining and income taxation	**Six months to June 2016**	**(101.9)**	**(5.9)**	**(23.5)**	**(19.1)**	**(4.3)**	**(8.9)**
	Six months to Dec 2015	(190.5)	2.9	(68.7)	(46.3)	(22.4)	(69.4)
	Six months to June 2015	(119.2)	18.0	(46.2)	(47.0)	0.8	(42.4)
– Normal taxation	**Six months to June 2016**	**(39.3)**	**-**	**(22.7)**	**(22.7)**	**-**	**(16.7)**
	Six months to Dec 2015	(100.4)	-	(21.6)	(20.9)	(0.7)	(12.1)
	Six months to June 2015	(34.6)	-	(13.8)	(13.8)	-	(20.8)
– Royalties	**Six months to June 2016**	**(38.5)**	**(0.9)**	**(21.0)**	**(16.7)**	**(4.3)**	**(2.1)**
	Six months to Dec 2015	(36.4)	(0.7)	(21.3)	(16.4)	(4.8)	0.8
	Six months to June 2015	(39.5)	(0.5)	(22.5)	(17.6)	(4.9)	(2.3)
– Deferred taxation	**Six months to June 2016**	**(24.0)**	**(5.1)**	**20.2**	**20.2**	**-**	**9.8**
	Six months to Dec 2015	(53.6)	3.6	(25.8)	(9.0)	(16.7)	(56.5)
	Six months to June 2015	(45.1)	18.5	(9.9)	(15.6)	5.7	(19.2)
Profit/(loss) before non-recurring items	**Six months to June 2016**	**192.5**	**6.1**	**68.9**	**68.1**	**0.8**	**3.7**
	Six months to Dec 2015	13.4	(18.1)	2.0	36.0	(34.0)	(73.7)
	Six months to June 2015	74.1	(42.7)	45.2	55.5	(10.3)	(7.8)
Non-recurring items	**Six months to June 2016**	**(10.8)**	**-**	**(10.1)**	**(0.2)**	**(9.8)**	**-**
	Six months to Dec 2015	(59.3)	6.2	(47.5)	(2.8)	(44.7)	(11.8)
	Six months to June 2015	(2.7)	(0.6)	(1.3)	(1.0)	(0.3)	-
Net profit/(loss)	**Six months to June 2016**	**181.7**	**6.1**	**58.9**	**67.2**	**(9.0)**	**3.6**
	Six months to Dec 2015	(45.9)	(11.8)	(45.6)	33.1	(78.7)	(85.5)
	Six months to June 2015	71.4	(43.4)	43.9	54.5	(10.6)	(7.9)
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and non-recurring items	**Six months to June 2016**	**162.3**	**9.9**	**48.3**	**67.2**	**(18.9)**	**3.9**
	Six months to Dec 2015	106.4	(7.6)	21.9	34.4	(12.4)	(13.0)
	Six months to June 2015	71.6	(43.8)	45.1	55.4	(10.3)	(8.3)
Capital expenditure	**Six months to June 2016**	**(316.0)**	**(44.3)**	**(102.2)**	**(91.2)**	**(10.9)**	**(12.8)**
	Six months to Dec 2015	(300.9)	(31.7)	(80.2)	(71.4)	(8.7)	(46.0)
	Six months to June 2015	(332.9)	(35.2)	(140.9)	(132.7)	(8.2)	(18.8)

Average exchange rates were US$1 = R15.39 for June 2016, US$1 = R13.46 for December 2015 and US$1 = R11.89 for June 2015.
The Australian/US dollar exchange rates were A$1 = US$0.74 for June 2016, A$1 = US$0.72 for December 2015 and A$1 = US$0.78 for June 2015.
Figures may not add as they are rounded independently.

Segmental operating and financial results

UNITED STATES DOLLARS		Australia Region#					AUSTRALIAN DOLLARS[1]					SOUTH AFRICAN RAND[2]
		Australia					Australia Region¤					South Africa Region
		Total	St Ives	Agnew/Lawlers	Darlot	Granny Smith	Total	St Ives	Agnew/Lawlers	Darlot	Granny Smith	South Deep
Operating Results												
Ore milled/treated (000 tonnes)	**Six months to June 2016**	**3,484**	**1,947**	**566**	**230**	**741**	**3,484**	**1,947**	**566**	**230**	**741**	**1,144**
	Six months to Dec 2015	3,366	1,811	592	243	720	3,366	1,811	592	243	720	936
	Six months to June 2015	3,267	2,056	626	214	731	3,627	2,056	626	214	731	560
Yields (grams per tonne)	**Six months to June 2016**	**4.2**	**2.8**	**6.0**	**5.0**	**6.0**	**4.2**	**2.8**	**6.0**	**5.0**	**6.0**	**3.8**
	Six months to Dec 2015	4.7	3.2	6.5	6.4	6.7	4.7	3.2	6.5	6.4	6.7	4.1
	Six months to June 2015	4.1	2.8	5.6	4.1	6.2	4.1	2.8	5.6	4.1	6.2	4.2
Gold produced (000 managed equivalent ounces)	**Six months to June 2016**	**466.1**	**175.9**	**109.3**	**37.2**	**143.7**	**466.1**	**175.9**	**109.3**	**37.2**	**143.7**	**4,356**
	Six months to Dec 2015	511.7	184.0	123.2	49.9	154.5	511.7	184.0	123.2	49.9	154.5	3,828
	Six months to June 2015	476.4	187.9	113.4	28.5	146.6	476.4	187.9	113.4	28.5	146.6	2,332
Gold sold (000 managed equivalent ounces)	**Six months to June 2016**	**466.1**	**175.9**	**109.3**	**37.2**	**143.7**	**466.1**	**175.9**	**109.3**	**37.2**	**143.7**	**4,356**
	Six months to Dec 2015	511.7	184.0	123.2	49.9	154.5	511.7	184.0	123.2	49.9	154.5	3,828
	Six months to June 2015	476.4	187.9	113.4	28.5	146.6	476.4	187.9	113.4	28.5	146.6	2,332
Gold price received (dollar per equivalent ounce)	**Six months to June 2016**	**1,215**	**1,211**	**1,202**	**1,224**	**1,228**	**1,657**	**1,651**	**1,639**	**1,669**	**1,674**	**601,187**
	Six months to Dec 2015	1,115	1,112	1,113	1,142	1,111	1,542	1,545	1,540	1,553	1,538	489,289
	Six months to June 2015	1,206	1,207	1,204	1,204	1,205	1,540	1,542	1,538	1,538	1,539	460,152
Operating costs (dollar per tonne)	**Six months to June 2016**	**74**	**47**	**119**	**133**	**93**	**101**	**64**	**162**	**181**	**126**	**1,712**
	Six months to Dec 2015	78	53	117	126	94	108	73	162	174	129	2,001
	Six months to June 2015	75	48	117	137	94	95	62	150	174	120	2,392
All-in-sustaining costs (dollar per ounce)	**Six months to June 2016**	**928**	**915**	**1,068**	**1,139**	**783**	**1,265**	**1,247**	**1,456**	**1,553**	**1,068**	**608,825**
	Six months to Dec 2015	838	856	920	862	740	1,162	1,197	1,272	1,188	1,024	532,539
	Six months to June 2015	990	1,079	1,001	1,400	789	1,263	1,375	1,277	1,786	1,008	731,017
Total all-in-cost (dollar per ounce)	**Six months to June 2016**	**928**	**915**	**1,068**	**1,139**	**783**	**1,265**	**1,247**	**1,456**	**1,553**	**1,068**	**622,453**
	Six months to Dec 2015	838	856	920	862	740	1,162	1,197	1,272	1,188	1,024	552,635
	Six months to June 2015	990	1,079	1,001	1,400	789	1,263	1,375	1,277	1,786	1,008	772,702
Financial Results ($ million)												
Revenue	**Six months to June 2016**	**566.4**	**212.9**	**131.4**	**45.5**	**176.5**	**772.0**	**290.3**	**179.1**	**62.0**	**240.6**	**2,626.9**
	Six months to Dec 2015	570.5	204.6	137.2	57.0	171.7	789.1	284.2	189.7	77.5	237.6	1,873.0
	Six months to June 2015	574.4	226.8	136.5	34.3	176.7	733.5	289.7	174.4	43.9	225.6	1,073.1
Net operating costs	**Six months to June 2016**	**(246.9)**	**(79.4)**	**(70.0)**	**(30.1)**	**(67.3)**	**(336.5)**	**(108.3)**	**(95.4)**	**(41.1)**	**(91.7)**	**(1,958.6)**
	Six months to Dec 2015	(259.4)	(91.5)	(68.7)	(31.2)	(68.0)	(361.2)	(128.7)	(95.3)	(42.9)	(94.4)	(1,660.5)
	Six months to June 2015	(302.7)	(128.7)	(72.7)	(28.0)	(73.4)	(386.5)	(164.3)	(92.8)	(35.7)	(93.7)	(1,339.7)
– Operating costs	**Six months to June 2016**	**(258.0)**	**(91.4)**	**(67.4)**	**(30.5)**	**(68.7)**	**(351.6)**	**(124.6)**	**(91.8)**	**(41.6)**	**(93.6)**	**(1,958.6)**
	Six months to Dec 2015	(262.5)	(95.6)	(69.1)	(30.5)	(67.2)	(363.8)	(132.7)	(95.8)	(42.2)	(93.1)	(1,660.5)
	Six months to June 2015	(270.5)	(99.2)	(73.4)	(29.2)	(68.7)	(345.5)	(126.6)	(93.8)	(37.3)	(87.7)	(1,339.7)
– Gold inventory	**Six months to June 2016**	**11.1**	**12.0**	**(2.6)**	**0.4**	**1.4**	**15.1**	**16.3**	**(3.6)**	**0.5**	**1.9**	**-**
	Six months to Dec 2015	3.1	4.1	0.4	(0.7)	(0.7)	2.6	4.0	0.5	(0.7)	(1.2)	-
	Six months to June 2015	(32.3)	(29.5)	0.8	1.2	(4.7)	(41.4)	(37.7)	1.0	1.6	(6.0)	-
Operating profit/loss	**Six months to June 2016**	**319.5**	**133.5**	**61.4**	**15.4**	**109.2**	**435.5**	**182.0**	**83.7**	**20.9**	**148.9**	**668.3**
	Six months to Dec 2015	311.1	113.2	68.5	25.8	103.7	427.9	155.5	94.4	34.7	143.3	212.5
	Six months to June 2015	271.7	98.2	63.9	6.4	103.3	347.0	125.4	81.6	8.1	131.9	(266.6)
Amortisation of mining assets	**Six months to June 2016**	**(118.5)**					**(161.5)**					**(480.3)**
	Six months to Dec 2015	(132.1)					(181.8)					(482.2)
	Six months to June 2015	(119.7)					(152.9)					(378.8)
Net operating profit/(loss)	**Six months to June 2016**	**201.0**					**274.0**					**188.0**
	Six months to Dec 2015	179.1					246.1					(269.7)
	Six months to June 2015	152.0					194.1					(645.4)
Other expenses	**Six months to June 2016**	**(23.6)**					**(32.1)**					**(2.9)**
	Six months to Dec 2015	(20.9)					(29.0)					(44.1)
	Six months to June 2015	(23.7)					(30.3)					(76.6)
Profit/(loss) before royalties and taxation	**Six months to June 2016**	**177.4**					**241.9**					**185.1**
	Six months to Dec 2015	134.6					178.4					(592.4)
	Six months to June 2015	128.3					163.8					(722.0)
Royalties, mining and income taxation	**Six months to June 2016**	**(63.6)**					**(86.7)**					**(91.3)**
	Six months to Dec 2015	(55.5)					(76.3)					51.3
	Six months to June 2015	(48.7)					(62.1)					214.2
– Normal taxation	**Six months to June 2016**	**-**					**-**					**-**
	Six months to Dec 2015	(66.7)					(88.6)					-
	Six months to June 2015	-					-					-
– Royalties	**Six months to June 2016**	**(14.6)**					**(19.9)**					**(13.1)**
	Six months to Dec 2015	(13.8)					(19.1)					(9.3)
	Six months to June 2015	(14.2)					(18.2)					(5.4)
– Deferred taxation	**Six months to June 2016**	**(49.0)**					**(66.8)**					**(78.2)**
	Six months to Dec 2015	25.0					31.4					60.6
	Six months to June 2015	(34.4)					(44.0)					219.6
Profit/(loss) before non-recurring items	**Six months to June 2016**	**113.9**					**155.2**					**93.8**
	Six months to Dec 2015	102.6					140.8					(262.5)
	Six months to June 2015	79.6					101.7					(507.8)
Non-recurring items	**Six months to June 2016**	**(0.8)**					**(1.0)**					**-**
	Six months to Dec 2015	(6.1)					(8.3)					77.5
	Six months to June 2015	(0.8)					(1.0)					(7.7)
Net profit/(loss)	**Six months to June 2016**	**113.1**					**154.2**					**93.8**
	Six months to Dec 2015	96.5					132.5					(185.0)
	Six months to June 2015	78.8					100.6					(515.5)
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and non-recurring items	**Six months to June 2016**	**100.2**					**136.5**					**153.0**
	Six months to Dec 2015	105.0					152.6					(130.7)
	Six months to June 2015	78.8					91.6					(520.9)
Capital expenditure	**Six months to June 2016**	**(156.7)**	**(69.3)**	**(39.8)**	**(9.9)**	**(37.7)**	**(213.6)**	**(94.4)**	**(54.2)**	**(13.5)**	**(51.4)**	**(682.3)**
	Six months to Dec 2015	(142.8)	(54.7)	(38.7)	(9.9)	(38.8)	(196.0)	(75.8)	(53.3)	(13.6)	(53.3)	(429.9)
	Six months to June 2015	(138.0)	(59.9)	(34.3)	(10.2)	(33.7)	(176.2)	(76.5)	(43.8)	(13.0)	(43.0)	(418.5)

As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

[1] For Australia, all financial numbers are in Australian dollar.

[2] For South Africa, all financial numbers are in Rand and Rand per kilogram.

Figures may not add as they are rounded independently.

All-in-costs

WORLD GOLD COUNCIL INDUSTRY STANDARD

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Total Group Operations	South Africa Region	West Africa Region			South America Region
				Ghana			Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating costs[1]	Six months to June 2016	(691.4)	(127.3)	(238.1)	(165.1)	(73.0)	(68.3)
	Six months to Dec 2015	(717.2)	(124.0)	(258.3)	(166.4)	(92.0)	(73.1)
	Six months to June 2015	(714.1)	(112.7)	(260.2)	(167.8)	(92.4)	(70.7)
Gold inventory change	Six months to June 2016	25.1	-	8.2	8.9	(0.7)	5.8
	Six months to Dec 2015	9.3	-	6.8	7.7	(0.9)	(0.7)
	Six months to June 2015	(34.1)	-	(1.7)	(0.4)	(1.2)	(0.3)
Inventory write-off	Six months to June 2016	-	-	-	-	-	-
	Six months to Dec 2015	(8.0)	-	(8.0)	-	(8.0)	-
	Six months to June 2015	-	-	-	-	-	-
Royalties	Six months to June 2016	(38.5)	(0.9)	(21.0)	(16.7)	(4.3)	(2.1)
	Six months to Dec 2015	(36.4)	(0.7)	(21.3)	(16.4)	(4.8)	(0.8)
	Six months to June 2015	(39.5)	(0.5)	(22.5)	(17.6)	(4.9)	(2.3)
Realised gains/losses on commodity cost hedges	Six months to June 2016	(1.5)	-	-	-	-	-
	Six months to Dec 2015	(6.0)	-	-	-	-	-
	Six months to June 2015	(6.1)	-	-	-	-	-
Community/social responsibility costs	Six months to June 2016	(5.2)	(0.5)	(1.1)	(1.0)	(0.1)	(3.6)
	Six months to Dec 2015	(7.5)	(0.8)	(0.7)	(0.7)	-	(6.1)
	Six months to June 2015	(4.6)	(0.9)	(1.5)	(1.4)	(0.1)	(2.2)
Non-cash remuneration – share-based payments	Six months to June 2016	(5.6)	(0.9)	(1.0)	(0.9)	(0.1)	(0.7)
	Six months to Dec 2015	(4.9)	(0.4)	(0.8)	(0.7)	(0.1)	(0.5)
	Six months to June 2015	(6.1)	(0.6)	(1.0)	(0.8)	(0.2)	(0.7)
Cash remuneration (long-term employee benefits)	Six months to June 2016	(20.1)	(2.3)	(5.6)	(4.6)	(1.0)	(3.5)
	Six months to Dec 2015	(1.9)	0.3	(0.1)	(0.2)	-	(0.3)
	Six months to June 2015	(3.4)	(1.3)	(1.6)	(1.2)	(0.4)	(0.5)
Other	Six months to June 2016	(6.9)	-	-	-	-	(0.4)
	Six months to Dec 2015	(4.2)	-	-	-	-	-
	Six months to June 2015	(4.3)	-	-	-	-	-
By-product credits	Six months to June 2016	57.1	0.2	1.4	1.4	-	54.8
	Six months to Dec 2015	53.8	0.3	4.6	4.6	-	48.3
	Six months to June 2015	66.9	0.1	0.9	0.9	-	65.5
Rehabilitation amortisation and interest	Six months to June 2016	(11.3)	(0.2)	(2.6)	(2.3)	(0.3)	(2.0)
	Six months to Dec 2015	(11.8)	(0.4)	(2.0)	(1.7)	(0.3)	(2.5)
	Six months to June 2015	(13.3)	(0.4)	(2.3)	(2.0)	(0.3)	(2.5)
Sustaining capital expenditure	Six months to June 2016	(312.1)	(40.4)	(102.2)	(91.2)	(10.9)	(12.8)
	Six months to Dec 2015	(294.8)	(26.1)	(80.2)	(71.4)	(8.7)	(46.0)
	Six months to June 2015	(325.0)	(27.1)	(140.9)	(132.7)	(8.2)	(18.8)
All-in sustaining costs[2]	**Six months to June 2016**	**(1,010.5)**	**(172.2)**	**(362.1)**	**(271.6)**	**(90.5)**	**(32.7)**
	Six months to Dec 2015	(1,030.2)	(151.8)	(360.0)	(245.4)	(114.8)	(81.6)
	Six months to June 2015	(1,083.4)	(143.3)	(430.6)	(323.0)	(107.6)	(32.5)
Exploration, feasibility and evaluation costs	Six months to June 2016	(28.0)	-	-	-	-	-
	Six months to Dec 2015	(8.5)	-	-	-	-	-
	Six months to June 2015	(17.5)	-	-	-	-	-
Non-sustaining capital expenditure	Six months to June 2016	(4.3)	(3.9)	-	-	-	-
	Six months to Dec 2015	(6.1)	(5.6)	-	-	-	-
	Six months to June 2015	(8.1)	(8.1)	-	-	-	-
Total all-in cost[3]	**Six months to June 2016**	**(1,042.8)**	**(176.1)**	**(362.1)**	**(271.6)**	**(90.5)**	**(32.7)**
	Six months to Dec 2015	(1,044.8)	(157.4)	(360.0)	(245.4)	(114.8)	(81.6)
	Six months to June 2015	(1,109.0)	(151.4)	(430.6)	(323.0)	(107.6)	(32.5)
Total all-in sustaining cost	Six months to June 2016	(1,010.5)	(172.2)	(362.1)	(271.6)	(90.5)	(32.7)
	Six months to Dec 2015	(1,030.2)	(151.8)	(360.0)	(245.4)	(114.8)	(81.6)
	Six months to June 2015	(1,083.4)	(143.3)	(430.6)	(323.0)	(107.6)	(32.5)
Gold only ounces sold – (000 ounces)	Six months to June 2016	1,018.4	140.0	345.5	273.5	71.9	66.8
	Six months to Dec 2015	1,098.3	123.1	381.4	294.1	87.3	82.1
	Six months to June 2015	1,000.5	75.0	372.5	292.0	80.5	76.7
AISC per ounce of gold sold US$/oz	**Six months to June 2016**	**992**	**1,229**	**1,052**	**993**	**1,260**	**489**
	Six months to Dec 2015	938	1,233	944	834	1,314	994
	Six months to June 2015	1,083	1,912	1,156	1,106	1,336	423
Total all-in cost	Six months to June 2016	(1,042.8)	(176.1)	(362.1)	(271.6)	(90.5)	(32.7)
	Six months to Dec 2015	(1,044.8)	(157.4)	(360.0)	(245.4)	(114.8)	(81.6)
	Six months to June 2015	(1,109.0)	(151.4)	(430.6)	(323.0)	(107.6)	(32.5)
Gold only ounces sold – (000 ounces)	Six months to June 2016	1,018.4	140.0	345.5	273.5	71.9	66.8
	Six months to Dec 2015	1,098.3	123.1	381.4	294.1	87.3	82.1
	Six months to June 2015	1,000.5	75.0	372.5	292.0	80.5	76.7
AIC per ounce of gold sold US$/oz	**Six months to June 2016**	**1,024**	**1,257**	**1,052**	**993**	**1,260**	**489**
	Six months to Dec 2015	951	1,279	944	834	1,314	994
	Six months to June 2015	1,108	2,020	1,156	1,106	1,336	423

DEFINITIONS

All-in costs are calculated in accordance with the World Gold Council Industry standard.

[1] Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.

[2] All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.

[3] Total all-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.

All-in-costs

WORLD GOLD COUNCIL INDUSTRY STANDARD

Figures are in US dollar million unless otherwise stated

		Australia Region					Corporate and projects
		Australia					
UNITED STATES DOLLARS		**Total**	**St Ives**	**Agnew/ Lawlers**	**Darlot**	**Granny Smith**	
Operating costs[1]	**Six months to June 2016**	**(258.0)**	**(91.4)**	**(67.4)**	**(30.5)**	**(68.7)**	**0.2**
	Six months to Dec 2015	(262.5)	(95.6)	(69.1)	(30.5)	(67.2)	0.8
	Six months to June 2015	(270.5)	(99.2)	(73.4)	(29.2)	(68.7)	-
Gold inventory change	**Six months to June 2016**	**11.1**	**12.0**	**(2.6)**	**0.4**	**1.4**	**-**
	Six months to Dec 2015	3.1	4.1	0.4	(0.7)	(0.7)	-
	Six months to June 2015	(32.2)	(29.5)	0.8	1.2	(4.7)	-
Inventory write-off	**Six months to June 2016**	**-**	**-**	**-**	**-**	**-**	**-**
	Six months to Dec 2015	-	-	-	-	-	-
	Six months to June 2015	-	-	-	-	-	-
Royalties	**Six months to June 2016**	**(14.6)**	**(5.5)**	**(3.5)**	**(1.2)**	**(4.4)**	**-**
	Six months to Dec 2015	(13.8)	(4.9)	(3.4)	(1.3)	(4.3)	-
	Six months to June 2015	(14.2)	(5.8)	(3.2)	(0.8)	(4.4)	-
Realised gains/losses on commodity cost hedges	**Six months to June 2016**	**(1.5)**	**(0.6)**	**(0.2)**	**(0.1)**	**(0.7)**	**-**
	Six months to Dec 2015	(6.0)	(2.5)	(0.7)	(0.3)	(2.6)	-
	Six months to June 2015	(6.2)	(2.5)	(0.8)	(0.2)	(2.6)	-
Community/social responsibility costs	**Six months to June 2016**	**-**	**-**	**-**	**-**	**-**	**-**
	Six months to Dec 2015	-	-	-	-	-	-
	Six months to June 2015	-	-	-	-	-	-
Non-cash remuneration – share-based payments	**Six months to June 2016**	**(1.4)**	**(0.6)**	**(0.3)**	**(0.2)**	**(0.3)**	**(1.5)**
	Six months to Dec 2015	(1.1)	(0.5)	(0.3)	(0.1)	(0.2)	(2.0)
	Six months to June 2015	(1.5)	(0.7)	(0.4)	(0.1)	(0.2)	(2.4)
Cash remuneration (long-term employee benefits)	**Six months to June 2016**	**(5.6)**	**(1.6)**	**(1.4)**	**(1.0)**	**(1.5)**	**(3.2)**
	Six months to Dec 2015	0.4	0.3	(0.1)	-	0.2	(1.9)
	Six months to June 2015	(1.6)	(0.5)	(0.4)	(0.2)	(0.5)	1.3
Other	**Six months to June 2016**	**-**	**-**	**-**	**-**	**-**	**(6.5)**
	Six months to Dec 2015	-	-	-	-	-	(4.2)
	Six months to June 2015	-	-	-	-	-	(4.3)
By-product credits	**Six months to June 2016**	**0.6**	**0.3**	**0.1**	**0.1**	**-**	**-**
	Six months to Dec 2015	0.6	0.2	0.2	0.2	0.1	-
	Six months to June 2015	0.4	0.3	0.1	-	-	-
Rehabilitation amortisation and interest	**Six months to June 2016**	**(6.5)**	**(4.1)**	**(1.6)**	**(0.1)**	**(0.7)**	**-**
	Six months to Dec 2015	(6.9)	(4.0)	(1.6)	(0.4)	(0.9)	-
	Six months to June 2015	(8.0)	(4.9)	(1.8)	(0.4)	(0.9)	-
Sustaining capital expenditure	**Six months to June 2016**	**(156.7)**	**(69.3)**	**(39.8)**	**(9.9)**	**(37.7)**	**-**
	Six months to Dec 2015	(142.8)	(54.7)	(38.7)	(9.9)	(38.8)	-
	Six months to June 2015	(138.0)	(59.9)	(34.3)	(10.2)	(33.7)	-
All-in sustaining costs[2]	**Six months to June 2016**	**(432.5)**	**(160.9)**	**(116.7)**	**(42.3)**	**(112.6)**	**-**
	Six months to Dec 2015	(429.0)	(157.4)	(113.3)	(43.1)	(114.3)	(7.4)
	Six months to June 2015	(471.8)	(202.7)	(113.5)	(39.9)	(115.7)	(5.4)
Exploration, feasibility and evaluation costs	**Six months to June 2016**	**-**	**-**	**-**	**-**	**-**	**(28.0)**
	Six months to Dec 2015	-	-	-	-	-	(8.5)
	Six months to June 2015	-	-	-	-	-	(17.5)
Non-sustaining capital expenditure	**Six months to June 2016**	**-**	**-**	**-**	**-**	**-**	**(0.4)**
	Six months to Dec 2015	-	-	-	-	-	(0.5)
	Six months to June 2015	-	-	-	-	-	-
Total all-in cost[3]	**Six months to June 2016**	**(432.5)**	**(160.9)**	**(116.7)**	**(42.3)**	**(112.6)**	**(39.0)**
	Six months to Dec 2015	(429.0)	(157.4)	(113.3)	(43.1)	(114.3)	(16.4)
	Six months to June 2015	(471.8)	(202.7)	(113.5)	(39.9)	(115.7)	(22.9)
Total all-in sustaining cost	**Six months to June 2016**	**(432.5)**	**(160.9)**	**(116.7)**	**(42.3)**	**(112.6)**	**(11.0)**
	Six months to Dec 2015	(429.0)	(157.4)	(113.3)	(43.1)	(114.3)	(7.4)
	Six months to June 2015	(471.8)	(202.7)	(113.5)	(39.9)	(115.7)	(5.4)
Gold only ounces sold – (000 ounces)	**Six months to June 2016**	**466.1**	**175.9**	**109.3**	**37.2**	**143.7**	**-**
	Six months to Dec 2015	511.7	184.0	123.2	49.9	154.5	-
	Six months to June 2015	476.4	187.9	113.4	28.5	146.5	-
AISC per ounce of gold sold US$/oz	**Six months to June 2016**	**928**	**915**	**1,068**	**1,139**	**783**	**-**
	Six months to Dec 2015	838	856	920	862	740	-
	Six months to June 2015	990	1,079	1,001	1,400	789	-
Total all-in cost	**Six months to June 2016**	**(432.5)**	**(160.9)**	**(116.7)**	**(42.3)**	**(112.6)**	**(39.0)**
	Six months to Dec 2015	(429.0)	(157.4)	(113.3)	(43.1)	(114.3)	(16.4)
	Six months to June 2015	(471.8)	(202.7)	(113.5)	(39.9)	(115.7)	(22.9)
Gold only ounces sold – (000 ounces)	**Six months to June 2016**	**466.1**	**175.9**	**109.3**	**37.2**	**143.7**	**-**
	Six months to Dec 2015	511.7	184.0	123.2	49.9	154.5	-
	Six months to June 2015	476.4	187.9	113.4	28.5	146.5	-
AIC per ounce of gold sold US$/oz	**Six months to June 2016**	**928**	**915**	**1,068**	**1,139**	**783**	**-**
	Six months to Dec 2015	838	856	920	862	740	-
	Six months to June 2015	990	1,079	1,001	1,400	789	-

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold

WORLD GOLD COUNCIL INDUSTRY STANDARD

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Total Group Operations	South Africa Region	West Africa Region			South America Region
				Ghana			Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
All-in sustaining costs	**Six months to June 2016**	**(1,010.5)**	**(172.2)**	**(362.1)**	**(271.6)**	**(90.5)**	**(32.7)**
(per table on page 20)	Six months to Dec 2015	(1,030.2)	(151.8)	(360.0)	(245.4)	(114.8)	(81.6)
	Six months to June 2015	(1,083.4)	(143.3)	(430.6)	(323.0)	(107.6)	(32.5)
Add back by-product credits	**Six months to June 2016**	**57.1**	**0.2**	**1.4**	**1.4**	**-**	**54.8**
	Six months to Dec 2015	53.8	0.3	4.6	4.6	-	48.3
	Six months to June 2015	66.9	0.1	0.9	0.9	-	65.6
All-in sustaining costs gross	**Six months to June 2016**	**(1,067.5)**	**(172.4)**	**(365.3)**	**(272.9)**	**(90.5)**	**(87.5)**
of by-product credits	Six months to Dec 2015	(1,084.1)	(152.1)	(364.6)	(250.0)	(114.8)	(129.9)
	Six months to June 2015	(1,150.3)	(143.4)	(431.5)	(323.9)	(107.6)	(98.0)
Gold equivalent ounces sold	**Six months to June 2016**	**1,071.7**	**140.0**	**345.5**	**273.5**	**71.9**	**120.1**
	Six months to Dec 2015	1,162.3	123.1	381.4	294.1	87.3	146.1
	Six months to June 2015	1,071.0	75.0	372.5	292.0	80.5	147.2
AISC gross of by-product	**Six months to June 2016**	**996**	**1,231**	**1,052**	**998**	**1,260**	**728**
credits per equivalent ounce	Six months to Dec 2015	933	1,236	956	850	1,314	889
of gold – US$/eq oz	Six months to June 2015	1,074	1,913	1,158	1,109	1,336	666
All-in costs	**Six months to June 2016**	**(1,042.8)**	**(176.1)**	**(362.1)**	**(271.6)**	**(90.5)**	**(32.7)**
(per table on page 20)	Six months to Dec 2015	(1,044.8)	(157.4)	(360.0)	(245.4)	(114.8)	(81.6)
	Six months to June 2015	(1,109.0)	(151.4)	(430.6)	(323.0)	(107.6)	(32.5)
Add back by-product credits	**Six months to June 2016**	**57.1**	**0.2**	**1.4**	**1.4**	**-**	**54.8**
	Six months to Dec 2015	53.8	0.3	4.6	4.6	-	48.3
	Six months to June 2015	66.9	0.1	0.9	0.9	-	65.5
All-in costs gross of	**Six months to June 2016**	**(1,099.9)**	**(176.3)**	**(363.5)**	**(272.9)**	**(90.5)**	**(87.5)**
by-product credits	Six months to Dec 2015	(1,098.7)	(157.7)	(364.6)	(250.0)	(114.8)	(129.9)
	Six months to June 2015	(1,175.9)	(151.5)	(431.5)	(323.9)	(107.6)	(98.0)
Gold equivalent ounces sold	**Six months to June 2016**	**1,071.7**	**140.0**	**345.5**	**273.5**	**71.9**	**120.1**
	Six months to Dec 2015	1,162.3	123.1	381.4	294.1	87.3	146.1
	Six months to June 2015	1,071.0	75.0	372.5	292.0	80.5	147.2
AIC gross of by-product	**Six months to June 2016**	**1,026**	**1,259**	**1,052**	**998**	**1,260**	**728**
credits per equivalent ounce	Six months to Dec 2015	945	1,281	956	850	1,314	889
of gold – US$/eq oz	Six months to June 2015	1,098	2,021	1,158	1,109	1,336	666

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold

WORLD GOLD COUNCIL INDUSTRY STANDARD

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Australia Region					Corporate and projects
		Australia					
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	
All-in sustaining costs	**Six months to June 2016**	**(432.5)**	**(160.9)**	**(116.7)**	**(42.3)**	**(112.6)**	**(11.0)**
(per table on page 21)	Six months to Dec 2015	(429.0)	(157.4)	(113.3)	(43.1)	(114.3)	(7.4)
	Six months to June 2015	(471.8)	(202.7)	(113.5)	(39.9)	(115.7)	(5.4)
Add back by-product credits	**Six months to June 2016**	**0.6**	**0.3**	**0.1**	**0.1**	**-**	**-**
	Six months to Dec 2015	0.6	0.2	0.2	0.2	0.1	-
	Six months to June 2015	0.4	0.3	0.1	-	-	-
All-in sustaining costs gross	**Six months to June 2016**	**(433.1)**	**(161.2)**	**(116.8)**	**(42.5)**	**(112.6)**	**(11.0)**
of by-product credits	Six months to Dec 2015	(429.6)	(157.6)	(113.5)	(43.2)	(114.4)	(7.4)
	Six months to June 2015	(472.2)	(203.0)	(113.6)	(39.9)	(115.7)	(5.4)
Gold equivalent ounces sold	**Six months to June 2016**	**466.1**	**175.9**	**109.3**	**37.2**	**143.7**	**-**
	Six months to Dec 2015	511.7	184.0	123.2	49.9	154.5	-
	Six months to June 2015	476.4	187.9	113.4	28.5	146.6	-
AISC gross of by-product	**Six months to June 2016**	**929**	**917**	**1,069**	**1,143**	**783**	**-**
credits per equivalent ounce	Six months to Dec 2015	840	857	921	866	740	-
of gold – US$/eq oz	Six months to June 2015	991	1,080	1,002	1,400	789	-
All-in costs	**Six months to June 2016**	**(432.5)**	**(160.9)**	**(116.7)**	**(42.3)**	**(112.6)**	**(39.0)**
(per table on page 21)	Six months to Dec 2015	(429.0)	(157.4)	(113.3)	(43.1)	(114.3)	(16.4)
	Six months to June 2015	(471.8)	(202.7)	(113.5)	(39.9)	(115.7)	(22.9)
Add back by-product credits	**Six months to June 2016**	**0.6**	**0.3**	**0.1**	**0.1**	**-**	**-**
	Six months to Dec 2015	0.6	0.2	0.2	0.2	0.1	-
	Six months to June 2015	0.4	0.3	0.1	-	-	-
All-in costs gross of	**Six months to June 2016**	**(433.1)**	**(161.2)**	**(116.8)**	**(42.5)**	**(112.6)**	**(39.0)**
by-product credits	Six months to Dec 2015	(429.6)	(157.6)	(113.5)	(43.2)	(114.4)	(16.4)
	Six months to June 2015	(472.2)	(203.0)	(113.6)	(39.9)	(115.7)	(22.9)
Gold equivalent ounces sold	**Six months to June 2016**	**466.1**	**175.9**	**109.3**	**37.2**	**143.7**	**-**
	Six months to Dec 2015	511.7	184.0	123.2	49.9	154.5	-
	Six months to June 2015	476.4	187.9	113.4	28.5	146.6	-
AIC gross of by-product	**Six months to June 2016**	**929**	**917**	**1,069**	**1,143**	**783**	**-**
credits per equivalent ounce	Six months to Dec 2015	840	857	921	866	740	-
of gold – US$/eq oz	Six months to June 2015	991	1,080	1,002	1,400	789	-

Underground and surface

UNITED STATES DOLLARS, IMPERIAL OUNCES WITH METRIC TONNES AND GRADE	Total Mine Operations	South Africa Region	West Africa Region			South America Region	Australia Region				
			Ghana			Peru	Australia				
		South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives[#]	Agnew/ Lawlers	Darlot	Granny Smith
Ore milled/treated (000 tonnes)											
– underground ore **Six months to June 2016**	**2,583**	**750**	**-**	**-**	**-**	**-**	**1,833**	**322**	**566**	**204**	**741**
Six months to Dec 2015	2,803	738	-	-	-	-	2,065	511	592	243	719
Six months to June 2015	2,768	493	-	-	-	-	2,275	703	626	214	731
– underground waste **Six months to June 2016**	**48**	**48**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Six months to Dec 2015	42	42	-	-	-	-	-	-	-	-	-
Six months to June 2015	9	9	-	-	-	-	-	-	-	-	-
– surface ore **Six months to June 2016**	**14,330**	**346**	**8,807**	**6,797**	**2,010**	**3,526**	**1,651**	**1,625**	**-**	**26**	**-**
Six months to Dec 2015	13,836	156	8,899	6,714	2,185	3,480	1,301	1,300	-	-	1
Six months to June 2015	13,556	58	8,916	6,806	2,110	3,230	1,353	1,353	-	-	-
– total milled **Six months to June 2016**	**16,961**	**1,144**	**8,807**	**6,797**	**2,010**	**3,526**	**3,484**	**1,947**	**566**	**230**	**741**
Six months to Dec 2015	16,680	936	8,899	6,714	2,185	3,480	3,366	1,811	592	243	720
Six months to June 2015	16,333	560	8,916	6,806	2,110	3,630	3,627	2,056	626	214	731
Yield (grams per tonne)											
– underground ore **Six months to June 2016**	**5.7**	**5.8**	**-**	**-**	**-**	**-**	**5.8**	**4.9**	**6.0**	**5.5**	**6.0**
Six months to Dec 2015	5.7	4.9	-	-	-	-	6.1	4.6	6.5	6.4	6.7
Six months to June 2015	5.2	4.7	-	-	-	-	5.3	4.5	5.6	4.1	6.2
– underground waste **Six months to June 2016**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Six months to Dec 2015	-	-	-	-	-	-	-	-	-	-	-
Six months to June 2015	-	-	-	-	-	-	-	-	-	-	-
– surface ore **Six months to June 2016**	**1.3**	**0.1**	**1.2**	**1.3**	**1.1**	**1.1**	**2.4**	**2.4**	**-**	**1.5**	**-**
Six months to Dec 2015	1.4	0.1	1.3	1.4	1.2	1.3	2.6	2.6	-	-	-
Six months to June 2015	1.4	-	1.3	1.3	1.2	1.4	1.8	1.8	-	-	-
– combined **Six months to June 2016**	**2.0**	**4.0**	**1.2**	**1.3**	**1.1**	**1.1**	**4.2**	**2.8**	**6.0**	**5.0**	**6.0**
Six months to Dec 2015	2.2	4.1	1.3	1.4	1.2	1.3	4.7	3.2	6.5	6.4	6.7
Six months to June 2015	2.0	4.2	1.3	1.3	1.2	1.4	4.1	2.8	5.6	4.1	6.2
Gold produced (000 ounces)											
– underground ore **Six months to June 2016**	**479.1**	**138.3**	**-**	**-**	**-**	**-**	**339.9**	**51.1**	**109.3**	**35.9**	**143.7**
Six months to Dec 2015	525.7	122.4	-	-	-	-	403.4	75.7	123.2	49.9	154.5
Six months to June 2015	464.0	74.6	-	-	-	-	389.1	100.7	113.4	28.5	146.6
– underground waste **Six months to June 2016**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Six months to Dec 2015	-	-	-	-	-	-	-	-	-	-	-
Six months to June 2015	-	-	-	-	-	-	-	-	-	-	-
– surface ore **Six months to June 2016**	**600.0**	**0.9**	**345.5**	**273.5**	**71.9**	**127.5**	**126.1**	**124.8**	**-**	**1.2**	**-**
Six months to Dec 2015	635.9	0.8	381.4	294.1	87.3	145.5	108.3	108.3	-	-	-
Six months to June 2015	610.0	0.2	372.5	292.0	80.5	150.2	87.2	-	-	-	-
– total **Six months to June 2016**	**1,079.1**	**140.0**	**345.5**	**273.5**	**71.9**	**127.5**	**466.1**	**175.9**	**109.3**	**37.2**	**143.7**
Six months to Dec 2015	1,161.6	123.1	381.4	294.1	87.3	145.5	511.7	184.0	123.2	49.9	154.5
Six months to June 2015	1,074.0	75.0	372.5	292.0	80.5	150.2	476.4	187.9	113.4	28.5	146.6
Operating costs (dollar per tonne)											
– underground **Six months to June 2016**	**124**	**159**	**-**	**-**	**-**	**-**	**105**	**83**	**119**	**144**	**93**
Six months to Dec 2015	118	168	-	-	-	-	100	78	117	126	94
Six months to June 2015	126	224	-	-	-	-	104	93	115	137	94
– surface **Six months to June 2016**	**26**	**-**	**27**	**24**	**36**	**19**	**40**	**40**	**-**	**42**	**-**
Six months to Dec 2015	28	2	29	25	42	21	43	43	-	-	-
Six months to June 2015	27	-	29	25	44	22	25	25	-	-	-
– total **Six months to June 2016**	**41**	**111**	**27**	**24**	**36**	**19**	**74**	**47**	**119**	**133**	**93**
Six months to Dec 2015	43	132	29	25	42	21	78	53	117	126	94
Six months to June 2015	44	201	29	25	44	22	75	48	117	137	94

[#] Six months ended June 2016 includes 400 ounces at St Ives, from rinsing inventory at the heap leach operations.

Review of operations

Quarter ended June 2016 compared with quarter ended 31 March 2016

South Africa region

South Deep Project

		June 2016	March 2016
Gold produced	000'oz	**76.5**	63.6
	kg	**2,378**	1,978
Yield – underground reef	g/t	**5.66**	5.91
AISC	R/kg	**615,697**	600,563
	US$/oz	**1,268**	1,183
AIC	R/kg	**627,233**	616,706
	US$/oz	**1,293**	1,215

Gold production increased by 20 per cent from 1,978 kilograms (63,600 ounces) in the March quarter to 2,378 kilograms (76,500 ounces) in the June quarter due to higher volumes.

Underground tonnes milled increased by 26 per cent from 332,000 tonnes in the March quarter to 418,000 tonnes in the June quarter. Total tonnes milled increased by 11 per cent from 543,000 tonnes to 601,000 tonnes. Total tonnes milled in the June quarter included 24,000 tonnes of underground waste mined and 158,800 tonnes of surface tailings material compared with 23,000 tonnes of underground waste mined and 187,500 tonnes of surface tailings material in the March quarter. Underground reef yield decreased by 4 per cent from 5.91 grams per tonne to 5.66 grams per tonne due to higher development tonnes mined in lower grade areas.

Development increased by 38 per cent from 1,292 metres in the March quarter to 1,786 metres in the June quarter. New mine capital development (phase one, sub 95 level) increased by 6 per cent from 252 metres in the March quarter to 266 metres in the June quarter. Development in the current mine areas in 95 level and above increased by 46 per cent from 1,040 metres to 1,520 metres. Destress mining decreased by 5 per cent from 10,158 square metres in the March quarter to 9,687 square metres in the June quarter. High profile destress mining improved by 35 per cent from 4,517 square metres to 6,082 square metres. Low profile destress mining decreased by 36 per cent from 5,641 square metres to 3,605 square metres due to the strategic change in the mining method from low to high profile destress which commenced in the September 2015 quarter. The high profile and low profile methods contributed 63 per cent and 37 per cent, respectively, to total destress. All low profile destress was completed subsequent to quarter-end.

The current mine (95 level and above) contributed 66 per cent of the ore tonnes in the June quarter, while the new mine (below 95 level) contributed 34 per cent. The long-hole stoping method accounted for 39 per cent of total ore tonnes mined in the June quarter compared with 46 per cent in the March quarter. The decrease is due to the temporary loss of two drill rigs after a fall of ground incident.

Operating costs increased by 12 per cent from R924 million (US$59 million) to R1,034 million (US$69 million) mainly due to higher bonuses paid and consumable expenditure directly related to the higher production achieved. The electricity expenditure was higher than the previous quarter as a result of the start of the winter month tariffs in June 2016 and higher consumption related to the higher production achieved.

Capital expenditure increased by 60 per cent from R262 million (US$17 million) to R420 million (US$28 million) as a result of higher spending on fleet and the purchase of mining accommodation for employees. As part of the fleet renewal strategy, 17 category 1 units were commissioned during H1 2016, with an additional 11 units to be commissioned during the remainder of 2016. In the past 18 months, we have commissioned 51 new category 1 units out of a total of 114 units.

Sustaining capital expenditure increased by 71 per cent from R230 million (US$15 million) in the March quarter to R393 million (US$26 million) in the June quarter due to additional fleet and the purchase of mining accommodation for employees. Non-sustaining capital expenditure decreased by 16 per cent from R32 million (US$2 million) in the March quarter to R27 million (US$2 million) in the June quarter.

All-in sustaining costs increased by 3 per cent from R600,563 per kilogram (US$1,183 per ounce) in the March quarter to R615,697 per kilogram (US$1,268 per ounce) in the June quarter mainly due to increased operating costs and higher sustaining capital expenditure, partially offset by increased gold sold.

Total all-in cost increased by 2 per cent from R616,706 per kilogram (US$1,215 per ounce) in the March quarter to R627,233 per kilogram (US$1,293 per ounce) in the June quarter due to the same reasons as for all-in-sustaining costs.

West Africa region

GHANA

Tarkwa

		June 2016	March 2016
Gold produced	000'oz	**134.1**	139.5
Yield	g/t	**1.26**	1.24
AISC and AIC	US$/oz	**991**	994

Gold production decreased by 4 per cent from 139,500 ounces in the March quarter to 134,100 ounces in the June quarter due to lower throughput as a result of unplanned downtime.

Total tonnes mined, including capital stripping, increased by 3 per cent from 25.3 million tonnes in the March quarter to 26.0 million tonnes in the June quarter mainly due to improved equipment utilisation. Ore tonnes mined decreased by 6 per cent from 3.4 million tonnes to 3.2 million tonnes. Operational waste tonnes mined was similar at 8.6 million tonnes while capital waste tonnes mined increased by 7 per cent from 13.3 million tonnes to 14.2

million tonnes. Grade mined decreased from 1.41 grams per tonne to 1.36 grams per tonne. The strip ratio increased from 6.6 to 7.0.

The CIL plant throughput decreased by 6 per cent from 3.50 million tonnes in the March quarter to 3.30 million tonnes in the June quarter due to unplanned downtime mainly due to power outages. Realised yield increased by 2 per cent from 1.24 grams per tonne to 1.26 grams per tonne due to higher feed grades processed as a result of blending.

Net operating costs, including gold-in-process movements, was similar at US$78 million.

Capital expenditure decreased by 10 per cent from US$48 million to US$43 million mainly due to expenditure on mining fleet in the March quarter.

All-in sustaining costs and total all-in cost decreased marginally from US$994 per ounce in the March quarter to US$991 per ounce in the June quarter due to lower capital expenditure, partially offset by lower gold sold.

Damang

		June 2016	March 2016
Gold produced	000'oz	30.2	41.7
Yield	g/t	0.97	1.25
AISC and AIC	US$/oz	1,427	1,139

Gold production decreased by 28 per cent from 41,700 ounces in the March quarter to 30,200 ounces in the June quarter mainly due to lower tonnes processed and lower grades mined and processed.

Total tonnes mined, including capital stripping, increased by 15 per cent from 4.6 million tonnes in the March quarter to 5.3 million tonnes in the June quarter due to capital waste strip at Amoanda pit.

Ore tonnes mined decreased by 25 per cent from 0.8 million tonnes to 0.6 million tonnes. Total waste tonnes mined increased by 24 per cent from 3.8 million tonnes in the March quarter to 4.7 million tonnes in the June quarter. Head grade mined decreased by 6 per cent from 1.46 grams per tonne to 1.37 grams per tonne. The strip ratio increased from 4.5 to 8.1 due to capital waste strip at Amoanda pit.

Yield decreased by 22 per cent from 1.25 grams per tonne to 0.97 grams per tonne due to more low grade stockpiles processed. For the March quarter, 0.67 million tonnes of fresh ore and oxides were milled at an average grade of 1.56 grams per tonne and 0.37 million tonnes of stockpiles were milled at an average grade of 0.99 grams per tonne. This compared with 0.48 million tonnes of fresh ore and oxides milled at an average grade of 1.28 grams per tonne and 0.49 million tonnes of stockpiles milled at an average grade of 0.79 grams per tonne for the June quarter.

Tonnes processed decreased by 7 per cent from 1.04 million tonnes in the March quarter to 0.97 million tonnes in the June quarter mainly due to a tails line blockage which impacted production for 10 days caused by coarse grind and the fast settling nature of the ore.

Net operating costs, including gold-in-process movements, decreased by 32 per cent from US$44 million to US$30 million, in line with lower ore tonnes mined.

Capital expenditure increased by 900 per cent from US$1 million to US$10 million with the majority spent on capital stripping at Amoanda pit.

All-in sustaining costs and total all-in cost increased by 25 per cent from US$1,139 per ounce in the March quarter to US$1,427 per ounce in the June quarter mainly due to higher capital expenditure and lower gold sold, partially offset by lower net operating costs.

South America region

PERU

Cerro Corona

		June 2016	March 2016
Gold produced	000'oz	35.7	34.8
Copper produced	tonnes	7,642	7,051
Total equivalent gold produced	000'eq oz	64.6	62.9
Total equivalent gold sold	000'eq oz	58.6	61.6
Yield – gold	g/t	0.65	0.64
– copper	per cent	0.45	0.42
– combined	eq g/t	1.13	1.12
AISC and AIC	US$/oz	599	386
AISC and AIC	US$/eq oz	750	709
Gold price*	US$/oz	1,252	1,167
Copper price*	US$/t	4,742	4,656

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production increased by 3 per cent from 34,800 ounces in the March quarter to 35,700 ounces in the June quarter. Copper production increased by 8 per cent from 7,051 tonnes to 7,642 tonnes. Equivalent gold production increased by 3 per cent from 62,900 ounces to 64,600 ounces. The increase in gold and copper production was due to higher head grades treated, in line with the mining sequence and the planned production schedule for the June quarter. Gold head grade increased from 0.94 grams per tonne to 0.98 grams per tonne and copper head grade increased from 0.49 per cent to 0.51 per cent. Gold recoveries decreased from 68.5 per cent to 66.3 per cent and copper recoveries increased from 85.4 per cent to 88.0 per cent. As a result, gold yield increased from 0.64 grams per tonne to 0.65 grams per tonne and copper yield increased from 0.42 per cent to 0.45 per cent.

In the June quarter, concentrate with a payable content of 32,900 ounces of gold was sold at an average price of US$1,252 per ounce and 6,895 tonnes of copper was sold at an average price of US$4,028 per tonne, net of treatment and refining charges. This compared with 33,939 ounces of gold sold at an average price of US$1,133 per ounce and 6,982 tonnes of copper sold at an average price of US$3,847 per tonne, net of treatment and refining charges, in the March quarter.

Total tonnes mined decreased by 7 per cent from 3.91 million tonnes in the March quarter to 3.65 million tonnes in the June quarter. The lower tonnes mined in the June quarter were as a result of the lower waste mined in line with the mine sequence. Ore mined increased by 2 per cent from 1.76 million tonnes to 1.80 million tonnes. Operational waste tonnes mined decreased by 14 per cent from 2.15 million tonnes to 1.85 million tonnes. The strip ratio decreased from 1.23 to 1.03 due to lower waste mined in the June quarter.

Ore processed increased by 2 per cent from 1.75 million tonnes in the March quarter to 1.78 million tonnes in the June quarter.

Net operating costs, including gold-in-process movements, decreased by 9 per cent from US$33 million to US$30 million mainly due to US$7 million gold-in-process credit to cost in the June quarter compared with a US$1 million charge to cost in the March quarter.

Capital expenditure increased by 60 per cent from US$5 million to US$8 million due to more construction activities at the tailings dam as a result of the dry season.

All-in sustaining costs and total all-in cost increased by 55 per cent from US$386 per ounce in the March quarter to US$599 per ounce in the June quarter mainly due to lower copper by-product credits and higher capital expenditure, partially offset by lower net operating costs. All-in sustaining costs and total all-in costs per equivalent ounce increased by 6 per cent from US$709 per equivalent ounce to US$750 per equivalent ounce mainly due to the same reasons as above.

Australia region

St Ives

		June 2016	March 2016
Gold produced	000'oz	88.8	87.0
Yield – underground	g/t	5.79	4.27
– surface	g/t	2.42	2.49
– combined	g/t	2.91	2.70
AISC and AIC	A$/oz	1,311	1,182
	US$/oz	976	852

* Heap leach produced nil ounces, rinsed from inventory (400 ounces was rinsed in the March quarter).

Gold production increased by 2 per cent from 87,000 ounces in the March quarter to 88,800 ounces in the June quarter.

Total tonnes mined decreased by 1 per cent from 11.2 million tonnes in the March quarter to 11.1 million tonnes in the June quarter.

At the underground operations, ore mined decreased by 15 per cent from 178,000 tonnes in the March quarter to 151,000 tonnes in the June quarter due to the Athena mine closure in February. The reduced tonnes were partially offset by a 4 per cent increase in head grade from 5.29 grams per tonne to 5.52 grams per tonne.

At the open pit operations, total ore tonnes mined increased by 23 per cent from 844,000 tonnes in the March quarter to 1,035,000 tonnes in the June quarter. Grade mined decreased by 16 per cent from 2.72 grams per tonne to 2.29 grams per tonne. The increased tonnes and lower grade were primarily due to increased ore from A5 open pit which is now complete. Mining at A5 was undertaken to

supplement production while the higher grade Neptune pit was being stripped.

Operational waste tonnes mined increased by 94 per cent from 1.6 million tonnes in the March quarter to 3.1 million tonnes in the June quarter. Capital waste tonnes mined decreased by 19 per cent from 8.6 million tonnes to 7.0 million tonnes. The strip ratio decreased from 12.1 to 9.6. Total material movements at the open pits remained consistent at 11.1 million tonnes with a move from capital stripping to ore and waste movement as the A5 pit moved to completion and the Neptune pit advanced into the early stages of ore production.

Throughput at the Lefroy mill decreased by 5 per cent from 997,000 tonnes in the March quarter to 950,000 ounces in the June quarter with the mill closed for the last week of the June quarter for the installation of a new electrical control block for the Sag mill. Yield increased from 2.70 grams per tonne to 2.91 grams per tonne due to a drawdown of gold-in-circuit in the June quarter as opposed to a build-up of gold-in-circuit in the March quarter. Gold production from the Lefroy mill increased from 86,600 ounces to 88,800 ounces.

Residual leaching and irrigation of the heap leach pad contributed 400 ounces to production in the March quarter. Residual leaching has now ceased being economic and the heap leach is being closed.

Net operating costs, including gold-in-process movements, increased by 20 per cent from A$49 million (US$35 million) to A$59 million (US$44 million) mainly due to the transition from primarily pre-strip mining to operating waste and ore mining in the open pits.

Capital expenditure increased by 9 per cent from A$45 million (US$33 million) to A$49 million (US$37 million) mainly due to acceleration of the exploration programme with expenditure increasing from A$9 million (US$6 million) in the March quarter to A$13 million (US$10 million) in the June quarter.

All-in sustaining costs and total all-in cost increased by 11 per cent from A$1,182 per ounce (US$852 per ounce) in the March quarter to A$1,311 per ounce (US$976 per ounce) in the June quarter due to higher net operating costs and capital expenditure, partially offset by increased gold sold.

Agnew/Lawlers

		June 2016	March 2016
Gold produced	000'oz	57.2	52.1
Yield	g/t	6.30	5.70
AISC and AIC	A$/oz	1,383	1,536
	US$/oz	1,034	1,106

Gold production increased by 10 per cent from 52,100 ounces in the March quarter to 57,200 ounces in the June quarter.

Ore mined from underground increased by 11 per cent from 252,000 tonnes in the March quarter to 279,000 tonnes in the June quarter due to higher tonnes mined from New Holland. Head grade mined decreased marginally from 6.45 grams per tonne to 6.42 grams per tonne.

Tonnes processed decreased by 1 per cent from 284,000 tonnes in the March quarter to 282,000 tonnes in the June quarter. The March quarter processing included net 32,000 tonnes of ore carried over from the December quarter but processed in the March quarter. The combined yield increased by 11 per cent from 5.70 grams per tonne to 6.30 grams per tonne due to lower grade ore mined in the December quarter, but processed in the March quarter (as described in the preceding sentence) and a drawdown of 2,600 ounces produced in the March quarter during the June quarter.

Net operating costs, including gold-in-process movements, decreased by 2 per cent from A$48 million (US$35 million) to A$47 million (US$35 million) mainly due the cost improvement initiatives implemented across the site.

Capital expenditure was similar at A$27 million (US$20 million). The capital expenditure was primarily on capital development associated with opening up of the Fitzroy Bengal Hastings (FBH), Waroonga North exploration drive and Cinderella ore body and on exploration across the site.

All-in sustaining costs and total all-in cost decreased by 10 per cent from A$1,536 per ounce (US$1,106 per ounce) in the March quarter to A$1,383 per ounce (US$1,034 per ounce) in the June quarter due to increased gold sold and lower net operating costs.

Darlot

		June 2016	March 2016
Gold produced	000'oz	18.5	18.7
Yield	g/t	4.42	5.84
AISC and AIC	A$/oz	1,574	1,534
	US$/oz	1,167	1,105

Gold production decreased marginally from 18,700 ounces in the March quarter to 18,500 ounces in the June quarter due to lower grade mined.

Ore mined from underground increased by 4 per cent from 100,300 tonnes to 104,500 tonnes. Head grade mined decreased from 5.94 grams per tonne in the March quarter to 5.78 grams per tonne in the June quarter. A further 20,000 tonnes at 0.87 grams per tonne were sourced from a surface oxide trial during the June quarter contributing approximately 500 ounces to production. In the March quarter 5,600 tonnes of oxide material at 3.05 grams per tonne were processed adding approximately 500 ounces to production.

Tonnes processed increased by 30 per cent from 100,000 tonnes in the March quarter to 130,000 tonnes in the June quarter. The yield decreased by 24 per cent from 5.84 grams per tonne to 4.42 grams per tonne due to lower grade ore mined and a significantly larger but lower grade trial treatment of surface oxide ore in the June quarter.

Net operating costs, including gold-in-process movements, decreased by 5 per cent from A$21 million (US$16 million) to A$20 million (US$15 million) mainly due to a decrease in mining costs.

Capital expenditure increased by 33 per cent from A$6 million (US$4 million) to A$8 million (US$6 million). Capital was mainly incurred on exploration and the commencement of development to the Oval

ore body. The Oval ore body is a recent discovery which is expected to provide the primary ore feed in 2017 and into 2018. The Oval ore body extends the life of mine allowing Darlot to maintain its strategy of at least breaking even while it continues an aggressive exploration program to secure its future as a Gold Fields franchise asset.

All-in sustaining costs and total all-in cost increased by 3 per cent from A$1,534 per ounce (US$1,105 per ounce) in the March quarter to A$1,574 per ounce (US$1,167 per ounce) in the June quarter due to higher capital expenditure, partially offset by lower net operating costs.

Granny Smith

		June 2016	March 2016
Gold produced	000'oz	76.2	67.5
Yield	g/t	6.51	5.56
AISC and AIC	A$/oz	1,081	1,054
	US$/oz	805	759

Gold production increased by 13 per cent from 67,500 ounces in the March quarter to 76,200 ounces in the June quarter.

Ore mined from underground increased by 2 per cent from 378,000 tonnes to 385,000 tonnes. Head grade mined increased from 5.99 grams per tonne in the March quarter to 7.04 grams per tonne in the June quarter. The increased grade was due to stoping activity returning to better grade areas of the mine with operating development also advancing through higher grade zones than in the March quarter.

Tonnes processed decreased by 4 per cent from 378,000 tonnes in the March quarter to 363,000 tonnes in the June quarter. A net 21,000 tonnes of ore mined in the June quarter is planned to be processed in the September quarter due to the campaign milling schedule. The yield increased by 17 per cent from 5.56 grams per tonne to 6.51 grams per tonne due to higher grades mined.

Net operating costs, including gold-in-process movements, were similar at A$46 million (US$34 million).

Capital expenditure increased by 55 per cent from A$20 million (US$15 million) in the March quarter to A$31 million (US$23 million) in the June quarter. The higher expenditure related to mine capital development, exploration and the sinking of the VR7 fresh air intake raise which will provide ventilation down to 100 level, the newest mining front. These projects accelerated during the June quarter after a slow start to the year.

All-in sustaining costs and total all-in cost increased by 3 per cent from A$1,054 per ounce (US$759 per ounce) in the March quarter to A$1,081 per ounce (US$805 per ounce) in the June quarter mainly due to higher capital expenditure, partially offset by increased gold sold.

Salient feature and cost benchmarks

Salient features and cost benchmarks for the quarters ended 30 June 2016, 31 March 2016 and 30 June 2015

UNITED STATES DOLLARS		Total Mine Operations	South Africa Region	West Africa Region			South America Region
				Ghana			Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating Results							
Ore milled/treated (000 tonnes)	**June 2016**	**8,372**	**601**	**4,271**	**3,300**	**971**	**1,775**
	March 2016	8,589	543	4,536	3,497	1,039	1,751
	June 2015	8,160	298	4,514	3,421	1,093	1,633
Yield (grams per tonne)	**June 2016**	**2.0**	**4.0**	**1.2**	**1.3**	**1.0**	**1.1**
	March 2016	1.9	3.6	1.2	1.2	1.2	1.1
	June 2015	2.1	4.0	1.3	1.4	1.2	1.6
Gold produced (000 managed equivalent ounces)	**June 2016**	**546.0**	**76.5**	**164.4**	**134.1**	**30.2**	**64.6**
	March 2016	533.1	63.6	181.1	139.5	41.7	62.9
	June 2015	554.9	38.7	197.7	156.2	41.5	83.6
Gold sold (000 managed equivalent ounces)	**June 2016**	**540.0**	**76.5**	**164.4**	**134.1**	**30.2**	**58.6**
	March 2016	531.7	63.6	181.1	139.5	41.7	61.6
	June 2015	562.1	38.7	197.7	156.2	41.5	90.8
Net operating costs (dollar million)	**June 2016**	**(335.6)**	**(68.7)**	**(108.4)**	**(78.2)**	**(30.2)**	**(29.7)**
	March 2016	(331.0)	(58.5)	(121.6)	(78.0)	(43.5)	(32.8)
	June 2015	(382.2)	(58.5)	(136.4)	(86.6)	(49.8)	(42.6)
Operating costs (dollar per tonne)	**June 2016**	**42**	**114**	**26**	**24**	**30**	**21**
	March 2016	40	108	29	25	42	18
	June 2015	44	196	29	24	44	23
All-in-sustaining costs (dollar per ounce)	**June 2016**	**1,015**	**1,268**	**1,072**	**991**	**1,427**	**599**
	March 2016	949	1,183	1,028	994	1,139	386
	June 2015	1,026	1,895	1,029	938	1,370	381
Total all-in-cost (dollar per ounce)	**June 2016**	**1,022**	**1,293**	**1,072**	**991**	**1,427**	**599**
	March 2016	953	1,215	1,028	994	1,139	386
	June 2015	1,031	1,986	1,029	938	1,370	381
Sustaining capital expenditure (dollar million)	**June 2016**	**(173.0)**	**(25.8)**	**(53.7)**	**(43.4)**	**(10.3)**	**(7.6)**
	March 2016	(139.1)	(14.6)	(48.5)	(47.8)	(0.6)	(5.2)
	June 2015	(154.8)	(13.0)	(52.3)	(48.2)	(4.1)	(12.3)
Non-sustaining capital expenditure (dollar million)	**June 2016**	**(1.9)**	**(1.9)**	**-**	**-**	**-**	**-**
	March 2016	(2.0)	(2.0)	-	-	-	-
	June 2015	(3.5)	(3.5)	-	-	-	-
Total capital expenditure (dollar million)	**June 2016**	**(174.9)**	**(27.7)**	**(53.7)**	**(43.4)**	**(10.3)**	**(7.6)**
	March 2016	(141.1)	(16.6)	(48.5)	(47.8)	(0.6)	(5.2)
	June 2015	(158.1)	(16.5)	(52.3)	(48.2)	(4.1)	(12.3)

Average exchange rates were US$1 = R14.99, US$1 = R15.79 and US$1 = R12.06 for the June 2016, March 2016 and June 2015 quarters respectively.

Figures may not add as they are rounded independently.

Salient feature and cost benchmarks

Salient features and cost benchmarks for the quarters ended 30 June 2016, 31 March 2016 and 30 June 2015

| | | UNITED STATES DOLLARS | | | | | AUSTRALIAN DOLLARS | | | | | SOUTH AFRICAN RAND |
| | | Australia Region | | | | | Australia Region | | | | | South Africa Region |
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	South Deep
Operating Results												
Ore milled/treated	**June 2016**	**1,725**	**950**	**282**	**130**	**363**	**1,725**	**950**	**282**	**130**	**363**	**601**
(000 tonnes)	March 2016	1,759	997	284	100	378	1,759	997	284	100	378	543
	June 2015	1,715	912	314	128	361	1,715	912	314	128	361	298
Yield	**June 2016**	**4.3**	**2.9**	**6.3**	**6.4**	**6.5**	**4.3**	**2.9**	**6.3**	**4.4**	**6.5**	**4.0**
(grams per tonne)	March 2016	4.0	2.7	5.7	5.8	5.6	4.0	2.7	5.7	5.8	5.6	3.6
	June 2015	4.2	3.0	5.3	4.2	6.4	4.2	3.0	5.3	4.2	6.4	4.0
Gold produced	**June 2016**	**240.7**	**88.8**	**57.2**	**18.5**	**76.2**	**240.7**	**88.8**	**57.2**	**18.5**	**76.2**	**2,378**
(000 managed	March 2016	225.4	87.0	52.1	18.7	67.5	225.4	87.0	52.1	18.7	67.5	1,978
equivalent ounces)	June 2015	235.0	89.2	53.8	17.4	74.6	235.0	89.2	53.8	17.4	74.6	1,203
Gold sold	**June 2016**	**240.7**	**88.8**	**57.2**	**18.5**	**76.2**	**240.7**	**88.8**	**57.2**	**18.5**	**76.2**	**2,378**
(000 managed	March 2016	225.4	87.0	52.1	18.7	67.5	225.4	87.0	52.1	18.7	67.5	1,978
equivalent ounces)	June 2015	235.0	89.2	53.8	17.4	74.6	235.0	89.2	53.8	17.4	74.6	1,203
Net operating costs*	**June 2016**	**(128.8)**	**(44.3)**	**(35.4)**	**(14.7)**	**(34.4)**	**(172.6)**	**(59.4)**	**(47.4)**	**(19.6)**	**(46.1)**	**(1,034.3)**
(million)	March 2016	(118.1)	(35.1)	(34.6)	(15.5)	(32.9)	(163.9)	(48.8)	(48.0)	(21.4)	(45.6)	(924.3)
	June 2015	(144.9)	(60.5)	(35.5)	(13.3)	(35.5)	(186.3)	(77.8)	(45.7)	(17.1)	(45.7)	(705.3)
Operating costs	**June 2016**	**78**	**52**	**119**	**116**	**99**	**104**	**69**	**160**	**155**	**133**	**1,714**
(dollar per tonne)	March 2016	71	43	119	155	86	98	59	164	215	120	1,702
	June 2015	77	50	118	112	97	99	64	152	144	125	2,367
All-in-sustaining costs	**June 2016**	**950**	**976**	**1,034**	**1,167**	**805**	**1,275**	**1,311**	**1,383**	**1,574**	**1,081**	**615,697**
(dollar per ounce)	March 2016	904	852	1,106	1,105	759	1,254	1,182	1,536	1,534	1,054	600,563
	June 2015	1,008	1,136	1,077	1,164	770	1,288	1,454	1,357	1,500	989	734,784
Total all-in-cost	**June 2016**	**950**	**976**	**1,034**	**1,167**	**805**	**1,275**	**1,311**	**1,383**	**1,574**	**1,081**	**627,233**
(dollar per ounce)	March 2016	904	852	1,106	1,105	759	1,254	1,182	1,536	1,534	1,054	616,706
	June 2015	1,008	1,136	1,077	1,164	770	1,288	1,454	1,357	1,500	989	769,847
Sustaining capital*	**June 2016**	**(85.9)**	**(36.6)**	**(20.2)**	**(5.9)**	**(23.2)**	**(115.3)**	**(49.1)**	**(27.0)**	**(7.9)**	**(31.3)**	**(392.9)**
(million)	March 2016	(70.8)	(32.7)	(19.6)	(4.0)	(14.5)	(98.2)	(45.4)	(27.2)	(5.6)	(20.1)	(230.1)
	June 2015	(77.0)	(34.8)	(18.2)	(6.1)	(18.0)	(98.9)	(44.7)	(23.4)	(7.8)	(23.1)	(157.2)
Non-sustaining capital*	**June 2016**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(27.4)**
(million)	March 2016	-	-	-	-	-	-	-	-	-	-	(31.9)
	June 2015	-	-	-	-	-	-	-	-	-	-	(42.8)
Total capital expenditure*	**June 2016**	**(85.9)**	**(36.6)**	**(20.2)**	**(5.9)**	**(23.2)**	**(115.3)**	**(49.1)**	**(27.0)**	**(7.9)**	**(31.3)**	**(420.3)**
(million)	March 2016	(70.8)	(32.7)	(19.6)	(4.0)	(14.5)	(98.2)	(45.4)	(27.2)	(5.6)	(20.1)	(262.0)
	June 2015	(77.0)	(34.8)	(18.2)	(6.1)	(18.0)	(98.9)	(44.7)	(23.4)	(7.8)	(23.1)	(200.0)

Average exchange rates were US$1 = R14.99, US$1 = R15.79 and US$1 = R12.06 for the June 2016, March 2016 and June 2015 quarters respectively.

The Australian/US dollar exchange rates were A$1 = US$0.75, A$1 = US$0.72 and A$1 = US$0.78 for the June 2016, March 2016 and June 2015 quarters respectively.

Figures may not add as they are rounded independently.

* In local currency.

Underground and surface

UNITED STATES DOLLARS, IMPERIAL OUNCES WITH METRIC TONNES AND GRADE		Total Mine Operations	South Africa Region	West Africa Region			South America Region	Australia Region				
				Ghana			Peru	Australia				
			South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives#	Agnew/ Lawlers	Darlot	Granny Smith
Ore milled/treated (000 tonnes)												
– underground ore	**June 2016**	**1,313**	**419**	**-**	**-**	**-**	**-**	**894**	**139**	**282**	**110**	**363**
	March 2016	1,271	332	-	-	-	-	939	183	284	94	378
	June 2015	1,380	268	-	-	-	-	1,112	308	314	128	361
– underground waste	**June 2016**	**24**	**24**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	March 2016	23	23	-	-	-	-	-	-	-	-	-
	June 2015	3	3	-	-	-	-	-	-	-	-	-
– surface ore	**June 2016**	**7,035**	**158**	**4,271**	**3,300**	**971**	**1,775**	**831**	**811**	**-**	**20**	**-**
	March 2016	7,295	188	4,536	3,497	1,039	1,751	820	814	-	6	-
	June 2015	6,777	27	4,514	3,421	1,093	1,633	604	604	-	-	-
– total milled	**June 2016**	**8,372**	**601**	**4,271**	**3,300**	**971**	**1,775**	**1,725**	**950**	**282**	**130**	**363**
	March 2016	8,589	543	4,536	3,497	1,039	1,751	1,759	997	284	100	378
	June 2015	8,160	298	4,514	3,421	1,093	1,633	1,715	912	314	128	361
Yield (grams per tonne)												
– underground ore	**June 2016**	**5.9**	**5.7**	**-**	**-**	**-**	**-**	**6.2**	**5.8**	**6.3**	**5.0**	**6.5**
	March 2016	5.4	5.9	-	-	-	-	5.4	4.3	5.7	6.0	5.6
	June 2015	5.3	4.5	-	-	-	-	5.5	5.0	5.3	4.2	6.4
– underground waste	**June 2016**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	March 2016	-	-	-	-	-	-	-	-	-	-	-
	June 2015	-	-	-	-	-	-	-	-	-	-	-
– surface ore	**June 2016**	**1.3**	**0.1**	**1.2**	**1.3**	**1.0**	**1.1**	**2.4**	**2.4**	**-**	**1.0**	**-**
	March 2016	1.3	0.1	1.2	1.2	1.2	1.1	2.5	2.5	-	3.3	-
	June 2015	1.4	-	1.3	1.4	1.2	1.6	2.1	2.1	-	-	-
– combined	**June 2016**	**2.0**	**4.0**	**1.2**	**1.3**	**1.0**	**1.1**	**4.3**	**2.9**	**6.3**	**4.4**	**6.5**
	March 2016	1.9	3.6	1.2	1.2	1.2	1.1	4.0	2.7	5.7	5.8	5.6
	June 2015	2.1	4.0	1.3	1.4	1.2	1.6	4.2	3.0	5.3	4.2	6.4
Gold produced (000 ounces)												
– underground ore	**June 2016**	**253.0**	**76.1**	**-**	**-**	**-**	**-**	**177.0**	**25.8**	**57.2**	**17.8**	**76.2**
	March 2016	226.1	63.1	-	-	-	-	163.0	25.2	52.1	18.1	67.5
	June 2015	233.6	38.7	-	-	-	-	194.9	49.2	53.8	17.4	74.6
– underground waste	**June 2016**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	March 2016	-	-	-	-	-	-	-	-	-	-	-
	June 2015	-	-	-	-	-	-	-	-	-	-	-
– surface ore	**June 2016**	**292.9**	**0.4**	**164.4**	**134.1**	**30.3**	**64.6**	**63.6**	**63.0**	**-**	**0.6**	**-**
	March 2016	307.0	0.5	181.1	139.5	41.7	62.9	62.4	61.8	-	0.6	-
	June 2015	321.3	-	197.7	156.2	41.5	83.6	40.0	40.0	-	-	-
– total	**June 2016**	**546.0**	**76.5**	**164.4**	**134.1**	**30.3**	**64.6**	**240.6**	**88.8**	**57.2**	**18.5**	**76.2**
	March 2016	533.1	63.6	181.1	139.5	41.7	62.9	225.4	87.0	52.1	18.7	67.5
	June 2015	554.9	38.7	197.7	156.2	41.5	83.6	235.0	89.2	53.8	17.4	74.6
Operating costs (dollar per tonne)												
– underground	**June 2016**	**128**	**155**	**-**	**-**	**-**	**-**	**110**	**103**	**119**	**137**	**99**
	March 2016	120	159	-	-	-	-	100	91	119	159	86
	June 2015	129	216	-	-	-	-	107	110	118	112	97
– surface	**June 2016**	**26**	**-**	**26**	**24**	**30**	**21**	**42**	**43**	**-**	**30**	**-**
	March 2016	27	-	29	25	42	18	37	37	-	84	-
	June 2015	27	-	29	24	44	23	19	19	-	-	-
– total	**June 2016**	**42**	**114**	**26**	**24**	**30**	**21**	**78**	**52**	**119**	**116**	**99**
	March 2016	40	108	29	25	42	18	71	43	119	155	86
	June 2015	44	196	29	24	44	23	77	50	118	112	97

Quarter ended June 2016 includes nil ounces at St Ives, from rinsing inventory at the heap leach operations.

Administration and corporate information

Corporate Secretary

Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.co.za

Registered office

JOHANNESBURG
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries

LONDON
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk

American depository receipts transfer agent

Shareholder Correspondence should be mailed to:
BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Overnight Correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone Numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor enquiries

Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.co.za

Media enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer secretaries

SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

UNITED KINGDOM
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Overseas: +44 20 8639 5000
Fax: +44 20 8658 3430
e-mail:ssd@capitaregistrars.com
Calls cost 12p per minute plus your phone company's access charge.
If you are outside the United Kingdom, please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the applicable international rate.
The helpline is open between 9:00am – 5:30pm. Monday to Friday excluding public holidays in England and Wales.

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd

Website

WWW.GOLDFIELDS.COM

Listings

JSE / NYSE / GFI

SWX: GOLI

Directors

CA Carolus° (*Chair*)   RP Menell° (Deputy Chair)   NJ Holland*• *(Chief Executive Officer)*   PA Schmidt• *(Chief Financial Officer)*
A Andani#°   K Ansah# °   TP Goodlace°   AR Hill≠°   DMJ Ncube°   SP Reidˆ°   GM Wilson°
* British   # Ghanaian   ≠ Canadian   ˆ Australian
° Independent Director   • Non-independent Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 18 August 2016

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer